SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                TABLE OF CONTENTS

      1. Arrangement Agreement made as of the 8th day of July 2005 between Registrant and Geocan Energy, Inc. ("Geocan") pursuant to which Geocan will, subject to satisfaction of certain conditions, acquire all of the issued and outstanding shares of Registrant in exchange for Geocan common shares on the basis of .70 of a Geocan common share for each common share of Registrant.
Exhibit 1 to the Arrangement Agreement is the related Plan of Arrangement.
Exhibit 2 to the Arrangement Agreement is the related form of Lock Up Agreement. The Arrangement Agreement was filed on SEDAR on July 19, 2005.

      2. Material Change Report as filed on SEDAR on July 19, 2005.

      3. Press Release issued July 11, 2005 titled "Geocan Energy, Inc. and Assure Energy, Inc. enter into Arrangement Agreement." The press release was filed on SEDAR on July 11, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 22, 2005                   ASSURE ENERGY, INC.

                                        By:  /s/ Harvey Lalach
                                           -------------------------------------
                                        Name:    Harvey Lalach
                                        Title:   President


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                                                                          ITEM 1
                              ARRANGEMENT AGREEMENT

      THIS ARRANGEMENT AGREEMENT made as of the 8th day of July, 2005.
BETWEEN:

      GEOCAN ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "GEOCAN")

                                     - and -

      ASSURE ENERGY, INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "Assure").

      WHEREAS the parties wish to combine the assets and operations of GEOCAN and Assure;

      AND WHEREAS the board of directors of Assure has unanimously determined that it would be in the best interests of Assure and its shareholders to recommend to the shareholders of Assure that they vote in favour of the Arrangement and to cooperate with GEOCAN with respect to the Arrangement and take all reasonable action to support the Arrangement;

      AND WHEREAS the parties hereto intend to carry out certain of the transactions contemplated herein pursuant to an arrangement under the ABCA;

      NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

      (a)   "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000,
            c. B-9, as amended, including the regulations promulgated thereunder;

      (b) "Agreement" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

      (c) "Arrangement" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement;

      (d) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

      (e) "Assure" means Assure Energy, Inc., a corporation governed by the ABCA;


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      (f)   "Assure Acquisition Proposal" means the making of any proposal to
            Assure or its shareholders from any person (other than GEOCAN) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of 20% or more of the outstanding voting shares of Assure; (ii) any acquisition of any material portion of the assets of Assure or an Assure Subsidiary; (iii) an amalgamation, arrangement, merger, or consolidation of any of Assure or an Assure Subsidiary; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Assure or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to GEOCAN;

      (g)   "Assure Break Fee" means the sum of $1,000,000;

      (h) "Assure Debt and Working Capital Deficiency" means the aggregate of Assure's indebtedness to any bank or other institutional lender, the indebtedness under the Assure Notes, the Assure Shareholder Loans and Assure's working capital deficiency, but excluding the Assure Preferred Shares and severance and other transaction costs relating to implementation of the Arrangement;

      (i)   "Assure's counsel" means Bennett Jones LLP;

      (j) "Assure Financial Statements" means the audited consolidated financial statements of Assure for the periods ended December 31, 2003 and December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Assure for the three months ended March 31, 2005, together with the notes thereto;

      (k) "Assure Meeting" means the special meeting of the Assure Securityholders to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

      (l) "Assure Notes" means notes of Assure held by certain private investors with dates of repayment ranging from December 28, 2008 to March 15, 2009;

      (m) "Assure Options" means, collectively, all outstanding options as of the date hereof to purchase Assure Shares pursuant to Assure's existing stock option plan;

      (n) "Assure Preferred Shares" means the currently outstanding Series A and Series B preferred shares of Assure;

      (o) "Assure Preferred Share Waiver" means a waiver, in form and substance satisfactory to GEOCAN, acting reasonably, provided by all holders of Assure Preferred Shares, waiving, for the period expiring December 31, 2005, any right to exercise a conversion right attached to such shares whereby they may be converted into Assure Shares;


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

      (p) "Assure Public Documents" means all documents or information filed by or on behalf of Assure in compliance with or intended compliance with applicable laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators or through the EDGAR website maintained by the SEC;

      (q) "Assure Securityholders" means, collectively, the holders of Assure Shares and Assure Warrants;

      (r) "Assure Shareholder Loan Mandatory Repayment" means the pro rata repayment of loans made by certain shareholders of Assure to Assure in the aggregate amount of $1,500,000;

      (s) "Assure Shareholder Loans" means currently outstanding loans made by certain shareholders of Assure to Assure;

      (t)   "Assure Shareholders" means the holders of Assure Shares;

      (u) "Assure Shares" means the common shares of Assure as constituted on the date hereof;

      (v) "Assure Subsidiaries" means Assure Oil & Gas Corp. and Westerra 2000 Inc.;

      (w) "Assure Superior Proposal" means, in respect of Assure or its assets, an Assure Acquisition Proposal in respect of which the board of directors of Assure has determined in good faith: (x) that funds or other consideration necessary for the Assure Acquisition Proposal are or are likely to be available; (y) after consultation with its financial advisor (if any) that such Assure Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction, taken as a whole, more favourable to Assure shareholders than the Arrangement; and (z) after receiving the advice of outside legal counsel to such effect, that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law;

      (x) "Assure Warrants" means, collectively, all outstanding warrants of Assure as of the date hereof entitling the holders to acquire Assure Shares on the basis set forth in the certificates issued in respect of such warrants, such Assure Warrants being comprised of 1,593,900 A warrants ("Assure A Warrants") with an exercise price of U.S.$0.33 per Assure Share expiring October 1, 2007, 3,600,000 B warrants ("Assure B Warrants") with an exercise price of U.S.$0.67 per Assure Share expiring July 1, 2008, 2,100,000 private placement warrants ("Assure PP A Warrants") with an exercise price of U.S.$1.00 per Assure Share expiring July 1, 2007, 533,500 private placement warrants ("Assure PP B Warrants") with an exercise price of U.S.$2.50 per Assure Share expiring February 26, 2008, 50,000 private placement warrants ("Assure PP C Warrants") with an exercise price of U.S.$2.50 per Assure Share expiring September 1, 2006, 90,000 compensation warrants ("Assure Compensation A Warrants") with an exercise price of U.S.$3.00 per Assure Share expiring April 7, 2008, 60,000 compensation warrants ("Assure Compensation B Warrants") with an exercise price of U.S.$4.05 per Assure Share expiring December 24, 2005, and 350,000 finance warrants ("Assure Finance Warrants") with an exercise price of U.S.$3.10 per Assure Share expiring March 15, 2008, (where the Assure PP B Warrants, Assure PP C Warrants, Assure Compensation A Warrants, Assure Compensation B Warrants and Assure Finance Warrants collectively defined as "Assure Other Warrants");


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

      (y) "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary for the transaction of banking business;

      (z) "Confidentiality Agreement" means the confidentiality agreement between GEOCAN and Assure dated May 10, 2005;

      (aa) "control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

      (bb)  "Court" means the Court of Queen's Bench of Alberta;

      (cc) "Effective Date" means the date on which the Arrangement becomes effective under the ABCA;

      (dd) "Final Order" means the final order of the Court approving the Arrangement pursuant to Section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (ee) "GEOCAN" means GEOCAN Energy Inc., a body corporate incorporated under the ABCA;

      (ff)  "GEOCAN Break Fee" means the sum of $1,500,000;

      (gg) "GEOCAN Financial Statements" means the audited consolidated financial statements of GEOCAN for the periods ended December 31, 2003 and December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of GEOCAN for the three months ended March 31, 2005, together with the notes thereto;

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

      (hh) "GEOCAN Public Documents" means all documents or information filed by or on behalf of GEOCAN in compliance with or intended compliance with applicable laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

      (ii) "GEOCAN Shares" means Class A common shares of GEOCAN as constituted on the date hereof;

      (jj) "GEOCAN Subsidiaries" means GEOCAN Saskatchewan Inc. and GEOCAN Energy CL.C. s.r.o.;

      (kk) "In Writing" means a written disclosure letter, dated the date hereof and delivered concurrently with the execution hereof, from GEOCAN or Assure, as the case may be, to the other party providing specific disclosure of the matters covered therein;

      (ll) "Income Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

      (mm) "Interim Order" means an interim order of the Court concerning the Arrangement pursuant to Section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Assure Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (nn) "Information Circular" means the information circular and proxy statement of Assure to be mailed to Assure Securityholders in connection with the holding of the Assure Meeting;

      (oo) "Letter Agreement" means the agreement between GEOCAN and Assure dated June 17, 2005 providing for, among other things, the Arrangement;

      (pp) "Lockup Agreements" mean the lockup agreements of the directors and officers of Assure in the form attached hereto as Exhibit 2;

      (qq) "Material Adverse Change" means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of such party, other than a change or effect (i) which arises out of a matter that has been disclosed In Writing to the other party prior to the other party entering into this Agreement, (ii) resulting from conditions affecting the oil and gas industry in the jurisdictions in which such party holds its assets, taken as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation, the prices of crude oil and natural gas) in Canada, the United States or elsewhere;

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

      (rr) "Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Assure or GEOCAN but "Material Adverse Effect" shall not include an effect resulting from any of the matters referred to in subparagraphs (i), (ii) or (iii) of the definition of "Material Adverse Change" above;

      (ss) "misrepresentation" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

      (tt)  "OTCBB" means the OTC Bulletin Board;

      (uu) "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

      (vv) "Plan of Arrangement" means the plan of arrangement in the form substantially as set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

      (ww) "Registrar" means the registrar appointed pursuant to Section 253 of the ABCA;

      (xx) "Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

      (yy)  "SEC" means the United States Securities and Exchange Commission;

      (zz) "subsidiary" means, when used to indicate a relationship with another entity:

            (i) an entity which is controlled by (A) that other, or (B) that other and one or more entities, each of which is controlled by that other, or (C) two or more entities each of which is controlled by that other, or

            (ii)  a subsidiary of an entity that is the other's subsidiary,

      (aaa) "Tax Pools" means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Income Tax Act and the Alberta Corporate Tax Act, as the case may be;

      (bbb) "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party to this Agreement or any subsidiary of such party, as the case may be, is required to pay, withhold or collect; and

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      (ccc) "TSX" means the Toronto Stock Exchange.

1.2   The following Exhibits form part of this Agreement:

                  Exhibit 1 -       Plan of Arrangement
                  Exhibit 2 -       Lock-up Agreement form.

                                    ARTICLE 2
                                 INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

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2.7   All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

                                    ARTICLE 3
                           ASSURE'S CLOSING CONDITIONS

3.1 The obligation of Assure to complete the Arrangement is subject to the fulfillment of the following conditions precedent on or before the Effective Date:

      (a) the representations and warranties made by GEOCAN in Section 7.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

      (b) GEOCAN shall have furnished Assure (all in form acceptable to Assure, acting reasonably) with certified copies of the resolutions duly passed by the board of directors of GEOCAN approving this Agreement and the consummation of the transactions contemplated hereby;

      (c) GEOCAN shall have complied in all material respects with its covenants in this Agreement and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

      (d) releases by GEOCAN and Assure of Assure's directors and officers, and any employees who have provided releases pursuant to Section 9.1(u) hereof, which shall include normal course exceptions respecting confidentiality, fraud, negligence, criminal behaviour, wilful misconduct or failure to act honestly, in good faith and in the best interests of Assure, shall have been delivered;

      (e) GEOCAN shall have entered into written agreement effective as of the Effective Date satisfactory to Assure, acting reasonably, pursuant to which GEOCAN shall agree that, for a period of three years after the Effective Date, GEOCAN shall cause to be maintained directors' and officers' liability insurance providing coverage on a "trailing" or "run-off" basis for all present (to the Effective Date) and former directors and officers of Assure with respect to claims arising from facts or events which occurred before the Effective Date, such insurance to have substantially the same coverage limits and terms from time to time as GEOCAN provides for its own directors and officers;

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      (f)   there shall not have occurred any Material Adverse Change in respect of GEOCAN;

      (g)   the Assure Shareholder Loan Mandatory Repayment shall have occurred;

      (h) the GEOCAN Shares issueable pursuant to the Arrangement shall be freely tradeable by the holders of such GEOCAN Shares subject to requirements of general application, the TSX and in respect of trades by control persons; and

      (i) Assure shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by this Agreement and the Arrangement as may reasonably be requested by Assure.

The foregoing conditions precedent are for the benefit of Assure and may be waived, in whole or in part, by Assure in writing at any time. Subject to
Section 10.4, if any of the conditions precedent set forth in this article shall not be complied with or waived by Assure on or before the date required for the performance thereof, Assure may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice from Assure to GEOCAN.

                                    ARTICLE 4
                           GEOCAN'S CLOSING CONDITIONS

4.1 The obligations of GEOCAN to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date:

      (a) the representations and warranties made by Assure in Section 6.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except, in the case of
            Section 6.1(e) hereof, to the extent the number of Assure Shares and Assure Warrants has changed as a result of the exercise of such warrants prior to the Effective Date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure and Assure shall have provided to GEOCAN a certificate of an officer of Assure certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

      (b)   Assure shall have furnished GEOCAN with:

            (i) certified copies of the resolutions duly passed by the board of directors of Assure approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Assure Meeting and recommending that Assure Shareholders vote in favour of the Arrangement; and

            (ii) certified copies of the special resolution of Assure Securityholders, duly passed at the Assure Meeting, approving the Arrangement in accordance with the Interim Order;

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      (c)   Assure shall have complied in all material respects with its covenants in this Agreement and Assure shall have provided to GEOCAN, a certificate of an officer certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

      (d) Assure Securityholders of not more than 10% of the aggregate of the outstanding Assure Shares and Assure Warrants shall have exercised rights of dissent in respect of the Arrangement;

      (e) resignations, on or prior to the Effective Date, of all of Assure's directors, officers, employees and consultants shall have been delivered (in the case of directors, in a manner which allows for the orderly replacement of directors);

      (f) releases by Assure's directors and officers of Assure and GEOCAN, which shall include normal course exceptions respecting any statutory or contractual indemnities by Assure of such parties, shall have been delivered;

      (g) no lawsuits, claims or regulatory proceedings shall be pending, threatened or in existence that would prevent or effect in a materially adverse manner GEOCAN's ownership or operation of all or a material portion of Assure's business or assets or impose any limitations on GEOCAN's exercise of full ownership rights of the Assure Shares;

      (h) the board of directors of Assure shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 6.1(u) in a manner materially adverse to GEOCAN or to the completion of the Arrangement;

      (i) there shall not have occurred any Material Adverse Change in respect of Assure;

      (j)   the Assure Preferred Share Waiver shall have been delivered; and

      (k) GEOCAN shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by this Agreement and the Arrangement as may be reasonably be requested by GEOCAN.

4.2 GEOCAN shall be entitled to terminate this Agreement by written notice at any time after July 18, 2005 if Lockup Agreements have not been executed and delivered to GEOCAN by each of the current directors and officers of Assure.

      The foregoing conditions precedent are for the benefit of GEOCAN and may be waived, in whole or in part, by GEOCAN in writing at any time. Subject to Section 10.4, if any of the conditions precedent set forth in this article shall not be complied with or waived by GEOCAN on or before the date required for the performance thereof, GEOCAN may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice to Assure.

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

                                    ARTICLE 5
                            MUTUAL CLOSING CONDITIONS

5.1 The obligations of GEOCAN and Assure to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

      (a) the Interim Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, acting reasonably, on or before August 18, 2005 and shall not have been set aside or modified in a manner unacceptable to such parties acting reasonably, on appeal or otherwise;

      (b) a special resolution or resolutions approving the Arrangement shall have been passed by the Assure Securityholders as may be required pursuant to the Interim Order and any applicable regulatory requirements on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, in form and substance satisfactory to each of GEOCAN and Assure, each acting reasonably;

      (c) on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, the Final Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

      (d) the Arrangement shall have become effective on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

      (f) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

            (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

            (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

      (g) all requisite domestic and foreign regulatory approvals and consents, necessary in connection with the transactions contemplated hereby including, without limitation, those under the Investment Canada Act and of the TSX to the issuance of the GEOCAN Shares to be issued under the Arrangement and those of the SEC shall have been obtained on terms and conditions satisfactory to GEOCAN and Assure, each acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

      (h) except, in the case of (i) below for those disclosed In Writing to GEOCAN or Assure, as the case may be, no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

            (i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

            (ii) which would have a Material Adverse Effect on GEOCAN or Assure;

      (i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of GEOCAN or Assure, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of either of GEOCAN or Assure, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective business and operations;

      (j) all third parties consents, including, without limitation, consent of lenders to GEOCAN or Assure, required in connection with the matters contemplated by this Agreement and the Arrangement shall have been obtained; and

      (k) if applicable, the relevant waiting period in section 123 of the Competition Act (Canada) shall have expired and: (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("Commissioner") appointed under the Competition Act (Canada); or (ii) a "no action letter" satisfactory to each of GEOCAN and Assure, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act (Canada) shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of GEOCAN and Assure, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act (Canada).

      The foregoing conditions are for the mutual benefit of GEOCAN and Assure and may be waived, in whole or in part, by GEOCAN and Assure together, at any time. Subject to Section 10.4, if any of the conditions precedent set forth in this Article shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, GEOCAN or Assure may, in addition to the other remedies they may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

                                    ARTICLE 6
               ASSURE'S REPRESENTATIONS, WARRANTIES, COVENANTS AND
                                ACKNOWLEDGEMENT

6.1 Assure hereby represents and warrants (and, as applicable, covenants) to GEOCAN as follows and acknowledges that GEOCAN is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

      (a) Assure and each Assure Subsidiary is a corporation validly existing under the laws of Alberta or, in the case of Assure Oil & Gas Corp., Ontario, and has the requisite corporate power and authority to own its properties and conduct its business as such business is now conducted of such property is now owned. Assure and each Assure Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (b) Assure has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Assure's board of directors, and (except for approvals contemplated by this Agreement) no other corporate proceedings on the part of Assure is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Assure and constitutes the legal, valid and binding obligation of Assure enforceable against Assure in accordance with its terms.

      (c) Except for the approvals contemplated in this Agreement, the execution and delivery of this Agreement, by Assure, the consummation of the transactions contemplated hereby and compliance by Assure with any of the provisions hereof will not: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any encumbrance upon any of the properties or assets of Assure or any Assure Subsidiary under any of the terms, conditions or provisions of (x) the constating documents of Assure or any Assure Subsidiary, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Assure or any Assure Subsidiary is a party or to which it, or any of its properties or assets, may be subject or by which Assure or any Assure Subsidiary is bound, other than a requirement for consent from Assure's banker; (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Assure or any Assure Subsidiary; (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, or on the ability of Assure to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license of Assure or any Assure Subsidiary currently in effect which would have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (d) Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of securities laws and any pre merger notification statutes, (i) there is no legal impediment to Assure's consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Assure or any Assure Subsidiary in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Assure or any Assure Subsidiary or the ability of Assure to consummate the transactions contemplated hereby.

      (e) As of the date hereof (i) the authorized share capital of Assure consists of 4,977,250 Blank Check Preferred Shares, 17,500 Series A Preferred Shares, 5,250 Series B Preferred Shares and 100,000,000 Assure Shares, and 24,808,042 Assure Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares are issued and outstanding, (ii) no Assure Shares are issuable pursuant to outstanding Assure Options, and (iii) 8,377,400 Assure Shares are issuable pursuant to outstanding Assure Warrants. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Assure of any shares of Assure (including Assure Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Assure (including Assure Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Assure. All outstanding Assure Shares have been duly authorized and validly issued, are fully paid and non assessable and are not subject to, nor were they issued in violation of, any pre emptive rights, and all Assure Shares issuable upon exercise of the Assure Warrants, in accordance with their terms will be duly authorized and validly issued, fully paid and non assessable and will not be subject to any pre emptive rights.

      (f) Since December 31, 2004, there has not been any Material Adverse Change in respect of Assure and the Assure Subsidiaries, taken as a whole.

      (g) To the best of the knowledge of Assure, all material data and information provided by Assure or its agents to GEOCAN and its agents and representatives is true and correct in all material respects and Assure has not withheld from GEOCAN any material information or documents concerning Assure or any Assure Subsidiary or its assets or liabilities during the course of GEOCAN's review of Assure and its assets and operations.

      (h) Except (a) as disclosed or reflected in the audited consolidated financial statements of Assure as at December 31, 2004 previously delivered to GEOCAN, and (b) for liabilities and obligations (i) incurred in the ordinary course of business, (ii) pursuant to or in connection with the terms of this Agreement, or (iii) as disclosed In Writing to GEOCAN, neither Assure nor any Assure Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of Assure as of the date hereof.

      (i) Since December 31, 2004, except as disclosed in the subsequent event notes of the Assure Financial Statements, neither Assure nor any Assure Subsidiary has taken any action that would be in violation of
            Section 9.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of Assure and the Assure Subsidiaries, taken as a whole, and would not materially affect Assure's ability to consummate the transactions contemplated hereby.

      (j) As of their respective dates, the Assure Financial Statements were prepared in accordance with generally accepted accounting principles applicable in Canada (except as otherwise indicated in such financial statements and the notes thereto or, in the related report of Assure's independent auditors), and fairly present the financial position, results of operations and changes in financial position of Assure as of the dates thereof and for the periods indicated therein.

      (k) Assure has no subsidiaries other than the Assure Subsidiaries. Each Assure Subsidiary is wholly owned by Assure and no person holds any options, warrants or other securities or otherwise has any right to acquire any security of an Assure Subsidiary. Assure holds 39% of the equity securities of Keantha Holdings Inc.

      (l) The corporate records and minute books of Assure and each Assure Subsidiary are complete and accurate in all material respects.

      (m) To Assure's knowledge, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements (other than the Lockup Agreements) among the Assure Shareholders relating to Assure or the Assure Shares or other securities of Assure.

      (n) There is no claim, action, proceeding or investigation pending or, to the knowledge of Assure, threatened against or relating to Assure or any Assure Subsidiary affecting any of its properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, take as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is Assure aware of any basis for any such claim, action, proceeding or investigation. Neither Assure not any Assure Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

      (o)   Except as has been disclosed In Writing to GEOCAN:

            (i) Assure and each Assure Subsidiary is not, to the knowledge of Assure, in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

            (ii) Assure and each Assure Subsidiary has, to the knowledge of Assure, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws which has not been rectified;

            (iii) to the knowledge of Assure, there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Assure or any Assure Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

            (iv) to the knowledge of Assure, there have been no material releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Assure or any Assure Subsidiary which has not been rectified;

            (v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Assure and each Assure Subsidiary other than abandonment and similar notices issued in connection with the normal course of business;

            (vi) Assure and each Assure Subsidiary holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect; and

            (vii) Assure has provided GEOCAN with true and complete copies of all environmental reports, audits and reviews that it or any Assure Subsidiary has in respect of its assets.

      (p) Neither Assure nor any Assure Subsidiary has received notice of any proposed environmental policies or laws which Assure reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Assure and the Assure Subsidiaries, taken as a whole, other than those that apply to the industry generally.

      (q) Policies of insurance in force as of the date hereof naming Assure or an Assure Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Assure and the Assure Subsidiaries as would be customary in respect of the businesses carried on by Assure and the Assure Subsidiaries.

      (r)   (i)   All Returns required to be filed by or on behalf of Assure and each Assure Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Assure's consolidated financial statements, and no other
                  Taxes are payable by Assure or any Assure Subsidiary with respect to items or periods covered by such Returns.

            (ii) Assure and each Assure Subsidiary has paid or provided adequate accruals in the Assure Financial Statements for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

            (iii) No material deficiencies exist or have been asserted with respect to Taxes of Assure or any Assure Subsidiary. Neither Assure nor any Assure Subsidiary is a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor has such event been asserted or threatened against Assure or any Assure Subsidiary. No waiver or extension of any limitation period is in effect with respect to Taxes or Returns of Assure or any Assure Subsidiary. The Returns of Assure or any Assure Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened, other than such audits which are no longer outstanding.

            (iv) Assure and each Assure Subsidiary has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all Taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

      (s) For all periods since the incorporation of Assure and each Assure Subsidiary, GEOCAN has been furnished by Assure with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Assure or any Assure Subsidiary or on behalf of Assure or any Assure Subsidiary relating to Taxes; and (ii) all federal and provincial income or franchise tax returns for Assure and each Assure Subsidiary.

      (t) Assure is a "reporting issuer", or the equivalent thereof, in the provinces of British Columbia and Alberta, there are more than 50 beneficial holders of Assure Shares and the Assure Shares are listed only on the OTCBB and the Berlin and Frankfurt stock exchanges and no other securities of Assure are listed on any stock exchange.

      (u) The board of directors of Assure has determined that the Arrangement is fair to the Assure Shareholders, that the Arrangement is in the best interests of Assure and the Assure Shareholders, has unanimously approved the Arrangement and the entering into of this Agreement and, subject to section 9.3(c) and section 9.4, has resolved to unanimously recommend that Assure Securityholders vote in favour of the Arrangement.

      (v)   Except for contracts disclosed In Writing to GEOCAN:

            (i) neither Assure nor any Assure Subsidiary has in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Assure or any Assure Subsidiary and it is not a party to any written employment or consulting agreement, existing or proposed, with any person except for medical and dental plans maintained for the benefit of Assure's officers and employees;

            (ii) Assure has provided adequate accruals in Assure's audited consolidated financial statements for the year ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Assure or any Assure Subsidiary arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Assure or any Assure Subsidiary as well as for any other payment required to be made by Assure or any Assure Subsidiary in connection with the termination of employment or retirement of any employee of Assure or any Assure Subsidiary in respect of the fiscal period ended December 31, 2004; and

            (iii) neither Assure nor any Assure Subsidiary has any stock option plans.

      (w) Except for contracts disclosed In Writing to GEOCAN, neither Assure nor any Assure Subsidiary is a party to any employment or management agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

      (x) There is not in effect with respect to Assure or any Assure Subsidiary, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Assure Shares or other securities of Assure or any Assure Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

      (y) Neither Assure nor any Assure Subsidiary has waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Assure.

      (z) As at June 30, 2005, the Assure Debt and Working Capital Deficiency does not exceed $18,000,000.

      (aa) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Assure or any Assure Subsidiary is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Assure or any Assure Subsidiary (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

      (bb) Except as expressly provided herein, the execution, delivery and performance of this Agreement does not and will not result in the restriction of Assure from engaging in its businesses or from competing with any person or in any geographical area.

      (cc) Assure's and each Assure Subsidiary's Canadian and Alberta Tax Pools as at December 31 2004 were as disclosed to GEOCAN In Writing.

      (dd) Since December 31, 2004, Assure and each Assure Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to Assure and each Assure Subsidiary in each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business as now conducted, except where the failure to so conduct business or be in such compliance would not be likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (ee) Although it does not warrant title, Assure does not have reason to believe that it does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under Assure other than any liens or encumbrances that may be outstanding pursuant to credit agreements with Assure's bank, and those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of Assure after due inquiry, Assure holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

      (ff) Except as disclosed In Writing to GEOCAN, there are no material contracts or agreements which have created, or may create, any material obligation to Assure or any Assure Subsidiary or from which it derives or could derive any material benefit which is required by Assure or any Assure Subsidiary to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business, or which are reflected in the Assure Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provides for expenditures by Assure or any Assure Subsidiary which aggregate more than $250,000 during the next 12 months following the date hereof.

      (gg) To the best of Assure's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Assure or any Assure Subsidiary in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged.

      (hh) No officer, director, employee or any other person not dealing at arm's length with Assure or any Assure Subsidiary, or, to the knowledge of Assure, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from Assure's or any Assure Subsidiary's properties or assets or any revenue or rights attributed thereto.

      (ii) Except as disclosed In Writing to GEOCAN, there are no material contracts or arrangements to which Assure or any Assure Subsidiary is a party with any director, officer, employee or any other person not dealing at arm's length with Assure or any Assure Subsidiary, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with Assure, nor is there any material indebtedness owing by Assure or any Assure Subsidiary to any such parties or by any such parties to Assure or any Assure Subsidiary, other than employment agreements, copies of which have previously been provided to GEOCAN.

      (jj) Except as disclosed In Writing to GEOCAN, or as incurred in the ordinary course of business provided they do not give rise to a material obligation on the part of Assure or any Assure Subsidiary, Assure or any Assure Subsidiary is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

      (kk) Except as disclosed In Writing to GEOCAN, Assure or any Assure Subsidiary has no obligation to incur and renounce in accordance with the Income Tax Act (Canada) any expenditures required to be renounced to holders of any flow through shares issued by it.

      (ll) Except as disclosed in the consolidated financial statements (including the notes thereto) of Assure for the first financial quarters of the 2005 financial year, Assure has not, since December 31, 2004, made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained.

      (mm) The information and statements set forth in the Assure Public Documents as at the date hereof, as relates to Assure and the Assure Subsidiaries, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Assure and the Assure Subsidiaries which is not disclosed in the Assure Public Documents, and Assure has not filed any confidential material change reports which continue to be confidential.

      (nn) No securities commission or similar regulatory authority or stock exchange in Canada or elsewhere has issued any order which is currently outstanding preventing or suspending trading in any securities of Assure, no such proceeding is, to the knowledge of Assure, pending, contemplated or threatened and Assure is not in default in any material respect of any requirement of any securities laws, rules or policies applicable to Assure or its securities.

      (oo) Assure has delivered to GEOCAN true and current copies of all agreements between Assure and its financial advisors in connection with the transactions contemplated hereby which could give rise to the payment of any fees to such financial advisor, and all transaction costs (including legal, financial and other advisors of Assure and any other costs and expenses of Assure of the transaction contemplated hereby), shall not exceed $850,000.

      (pp) The aggregate of amounts payable by Assure under any obligations or liabilities of Assure to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Assure to officers, employees or consultants for severance, retention, termination or bonus payments on the change of control of Assure or on loss of position with Assure, will not exceed $610,000, and that $10,000 of such amount will be paid, by one or more third parties (at no cost to GEOCAN), on or before the Effective Date.

      (qq) Assure's average daily production for the week ended May 28, 2005 was not less than 380 barrels of oil and liquids per day and 3.5 Mmcf of natural gas per day and Assure's average daily production for the three months ended March 31, 2005 was 488 barrels of oil and liquids per day and 1.93 Mmcf per day of natural gas and there has been no material adverse change (other than due to short-term plant shutdowns) to such production levels since March 31, 2005.

      (rr) Assure's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of Assure and the Assure Subsidiaries, taken as a whole.

      (ss) No director, officer, insider or other non-arm's length party is indebted to Assure or any Assure Subsidiary.

      (tt) Assure has made available to GEOCAN copies of all management recommendation letters relating to Assure or any Assure Subsidiary received from Assure's current auditor or any previous auditor since its incorporation which are material to Assure.

      (uu) None of Assure, any Assure Subsidiary or any party acting on behalf of Assure or any Assure Subsidiary is obligated to deliver any hydrocarbon substances allocable to its oil and gas assets to any party without in due course thereafter receiving and being entitled to retain full payment at the contract prices therefor.

      (vv) There are no production sales contracts, gas balancing agreements, arrangements, physical or financial hedges under which Assure or any Assure Subsidiary, or any person acting on behalf of Assure or any Assure Subsidiary, is obligated to sell or deliver any hydrocarbon substances allocable to the oil and gas assets of Assure or any Assure Subsidiary to any person, other than contracts that are terminable by Assure or any Assure Subsidiary on not more than one month's notice.

      (ww) Except as disclosed In Writing to GEOCAN there are no authorizations for expenditures (AFEs) approved by Assure or any Assure Subsidiary with respect to its assets whereby the share of Assure or any Assure Subsidiary of such AFE which becomes payable after the date hereof would exceed $25,000 and there are no outstanding cash calls with respect to the assets of Assure or any Assure Subsidiary, where the share of such cash calls applicable to Assure or any Assure Subsidiary exceeds $25,000.

                                    ARTICLE 7
                     GEOCAN'S REPRESENTATIONS AND WARRANTIES

7.1 GEOCAN hereby represents and warrants (and, as applicable, covenants) to Assure as follows and acknowledges that Assure is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

      (a) GEOCAN is a corporation duly incorporated and organized and validly existing under the laws of Alberta or, in the case of GEOCAN Saskatchewan Inc., Saskatchewan, or, in the case of GEOCAN C2 s.r.o., the Czech Republic, and has the requisite corporate power and authority to own its properties and conduct its business as such business is now conducted or such property is now owned. GEOCAN and each GEOCAN Subsidiary is duly registered to do business and in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (b) GEOCAN has the requisite corporate authority, to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by GEOCAN of the transactions contemplated hereby have been duly authorized by the board of directors of GEOCAN and no other proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by GEOCAN and this Agreement constitutes, the legal, valid and binding obligation of GEOCAN enforceable against it in accordance with its terms.

      (c) Except for the approvals contemplated in this Agreement, the execution and delivery of this Agreement, by GEOCAN, the consummation of the transactions contemplated hereby and compliance by GEOCAN with any of the provisions hereof or thereof will not: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of an encumbrance upon any of the properties or assets of GEOCAN or any GEOCAN Subsidiary under any of the terms, conditions or provisions of (x) the constating documents of GEOCAN or any GEOCAN Subsidiary, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which GEOCAN or any GEOCAN Subsidiary is a party or to which it, or any of its properties or assets, may be subject or by which GEOCAN or any GEOCAN Subsidiary is bound, other than a requirement for consent from GEOCAN's banker; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to GEOCAN or any GEOCAN Subsidiary; (except, in the case of each of clauses (i) or (ii) above, for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not materially and adversely affect the ability of GEOCAN to consummate the transactions contemplated hereby or the benefits to be received by the Assure Securityholders pursuant to the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license of GEOCAN or (iii) cause the suspension or revocation of any authorization, consent, approval or license of GEOCAN currently in effect which would have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (d) Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in connection with or in compliance with the provisions of securities laws, the rules of the TSX and any pre merger notification statutes, (i) there is no legal impediment to GEOCAN's consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by GEOCAN or any GEOCAN Subsidiary in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries taken as a whole or the ability to GEOCAN to consummate the transactions contemplated hereby.

      (e) As of the date hereof (i) the authorized share capital of GEOCAN consists of an unlimited number of GEOCAN Shares and 23,948,473 GEOCAN Shares are issued and outstanding, (ii) 1,934,020 GEOCAN Shares are issuable pursuant to outstanding stock options, and (iii) 2,374,672 GEOCAN Shares are issuable pursuant to outstanding warrants. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by GEOCAN of any shares of GEOCAN (including GEOCAN Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of GEOCAN (including GEOCAN Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of GEOCAN. All outstanding GEOCAN Shares have been duly authorized and validly issued, are fully paid and non assessable and are not subject to, nor were they issued in violation of, any pre emptive rights, and all GEOCAN Shares issuable upon exercise, in accordance with their respective terms of GEOCAN Options or GEOCAN Warrants will be duly authorized and validly issued, fully paid and non assessable and will not be subject to any pre emptive rights.

      (f) Since December 31, 2004, there has not been any Material Adverse Change in respect of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (g) To the best of the knowledge of GEOCAN, all material data and information provided by GEOCAN or its agents to Assure and its agents and representatives is true and correct in all material respects and GEOCAN has not withheld from Assure any material information or documents concerning GEOCAN or any GEOCAN Subsidiary or its assets or liabilities during the course of Assure's review of GEOCAN and its assets and operations.

      (h) Except (a) as disclosed or reflected in the audited consolidated financial statements of GEOCAN as at December 31, 2004 previously delivered to Assure, and (b) for liabilities and obligations (i) incurred in the ordinary course of business, (ii) pursuant to or in connection with the terms of this Agreement, or (iii) as disclosed In Writing to Assure, neither GEOCAN nor any GEOCAN Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of GEOCAN as of the date hereof.

      (i) Since December 31, 2004, except as disclosed in the subsequent event notes of the GEOCAN Financial Statements, neither GEOCAN nor any GEOCAN Subsidiary has taken any action that would be in violation of
            Section 8.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole and would not materially affect GEOCAN's ability to consummate the transactions contemplated hereby.

      (j) As of their respective dates, the GEOCAN Financial Statements were prepared in accordance with generally accepted accounting principles applicable in Canada (except as otherwise indicated in such financial statements and the notes thereto or, in the related report of GEOCAN's independent auditors), and fairly present the financial position, results of operations and changes in financial position of GEOCAN as of the dates thereof and for the periods indicated therein.

      (k) GEOCAN has no subsidiaries other than the GEOCAN Subsidiaries. Each GEOCAN Subsidiary is wholly owned by GEOCAN and no person holds any options, warrants or other securities or otherwise has any right to acquire any security of any GEOCAN Subsidiary.

      (l) The corporate records and minute books of GEOCAN and each GEOCAN Subsidiary are complete and accurate in all material respects.

      (m) To GEOCAN's knowledge, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements among the GEOCAN Shareholders relating to GEOCAN or the GEOCAN Shares or other securities of GEOCAN.

      (n) There is no claim, action, proceeding or investigation pending or, to the knowledge of GEOCAN, threatened against or relating to GEOCAN or any GEOCAN Subsidiary affecting any of its properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is GEOCAN aware of any basis for any such claim, action, proceeding or investigation. Neither GEOCAN nor any GEOCAN Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

      (o)   Except as has been disclosed In Writing to Assure:

            (i) GEOCAN and each GEOCAN Subsidiary is not, to the knowledge of GEOCAN, in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

            (ii) GEOCAN and each GEOCAN Subsidiary has, to the knowledge of GEOCAN, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws which has not been rectified;

            (iii) to the knowledge of GEOCAN, there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by GEOCAN or any GEOCAN Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

            (iv) to the knowledge of GEOCAN, there have been no material releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by GEOCAN or any GEOCAN Subsidiary which has not been rectified;

            (v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of GEOCAN and each GEOCAN Subsidiary other than abandonment and similar notices issued in connection with the normal course of business;

            (vi) GEOCAN and each GEOCAN Subsidiary holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect; and

            (vii) GEOCAN has provided Assure with true and complete copies of all environmental reports, audits and reviews that it has in respect of its assets.

      (p) Neither GEOCAN nor any GEOCAN Subsidiary has received notice of any proposed environmental policies or laws which GEOCAN reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, other than those that apply to the industry generally.

      (q) Policies of insurance in force as of the date hereof naming GEOCAN or a GEOCAN Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of GEOCAN and the GEOCAN Subsidiaries as would be customary in respect of the businesses carried on by GEOCAN and the GEOCAN Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby and in the event such policies expire pursuant to their terms, GEOCAN will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date.

      (r)   (i)   All Returns required to be filed by or on behalf of GEOCAN and each GEOCAN Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on GEOCAN's consolidated financial statements, and no other
                  Taxes are payable by GEOCAN or any GEOCAN Subsidiary with respect to items or periods covered by such Returns.

            (ii) GEOCAN and each GEOCAN Subsidiary has paid or provided adequate accruals in the GEOCAN Financial Statements for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

            (iii) No material deficiencies exist or have been asserted with respect to Taxes of GEOCAN or any GEOCAN Subsidiary. Neither GEOCAN nor any GEOCAN Subsidiary is a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor has such event been asserted or threatened against GEOCAN or any GEOCAN Subsidiary. No waiver or extension of any limitation period is in effect with respect to Taxes or Returns of GEOCAN or any GEOCAN Subsidiary. The Returns of GEOCAN or any GEOCAN Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened, other than such audits which are no longer outstanding.

            (iv) GEOCAN and each GEOCAN Subsidiary has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

      (s) For all periods since the incorporation of GEOCAN and each GEOCAN Subsidiary, Assure has been furnished by GEOCAN with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by GEOCAN or any GEOCAN Subsidiary or on behalf of GEOCAN or any GEOCAN Subsidiary relating to Taxes; and (ii) all federal and provincial income or franchise tax returns for GEOCAN and each GEOCAN Subsidiary.

      (t) GEOCAN is a "reporting issuer", or the equivalent thereof, in the provinces of British Columbia, Alberta and Ontario and is in material compliance with all the securities laws of such provinces and the GEOCAN Shares are listed on the TSX and no other securities of GEOCAN are listed on any stock exchange.

      (u) Except as expressly provided herein, the execution, delivery and performance of this Agreement does not and will not result in the restriction of GEOCAN or any GEOCAN Subsidiary from engaging in its businesses or from competing with any person or in any geographical area.

      (v) As at December 31 2004, GEOCAN's and each GEOCAN Subsidiary's Canadian and Alberta Tax Pools were as disclosed to Assure In Writing.

      (w) GEOCAN and each GEOCAN Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to GEOCAN and each GEOCAN Subsidiary in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business as now conducted, except where the failure to so conduct business or be in such compliance would not be likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (x) Although it does not warrant title, GEOCAN does not have reason to believe that it does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims crated by, through or under GEOCAN other than any liens or encumbrances that may be outstanding pursuant to credit agreements with GEOCAN's bank, and those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of GEOCAN after due inquiry, GEOCAN holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

      (y) To the knowledge of GEOCAN, GEOCAN and each GEOCAN Subsidiary has all agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of GEOCAN's and each GEOCAN Subsidiary's business and, to the knowledge of GEOCAN, all such agreements, permits, licences, approvals, certificates and other rights and authorizations possessed by GEOCAN and each GEOCAN Subsidiary are valid and subsisting and GEOCAN and each GEOCAN Subsidiary is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations, except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (z) Except as disclosed in the consolidated financial statements (including the notes thereto) of GEOCAN for the first financial quarters of the 2005 financial year, GEOCAN has not, since December 31, 2004, made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained.

      (aa)  GEOCAN and each GEOCAN Subsidiary is not:

            (i) in breach or violation of any term or provision of, or in default under any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it; or

            (ii) in violation or contravention of any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry);

            except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Arrangement.

      (bb) The information and statements set forth in the GEOCAN Public Documents as at the date hereof, as relates to GEOCAN and the GEOCAN Subsidiaries, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to GEOCAN and the GEOCAN Subsidiaries which is not disclosed in the GEOCAN Public Documents, and GEOCAN has not filed any confidential material change reports which continue to be confidential.

      (cc) No securities commission or similar regulatory authority or stock exchange in Canada or elsewhere has issued any order which is currently outstanding preventing or suspending trading in any securities of GEOCAN, no such proceeding is, to the knowledge of GEOCAN, pending, contemplated or threatened and GEOCAN is not in default of any requirement of any securities laws, rules or policies applicable to GEOCAN or its securities.

      (dd) GEOCAN's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (ee) Computershare Trust Company of Canada at its office in the city of Calgary is the duly appointed registrar and transfer agent of GEOCAN with respect to the GEOCAN Shares.

      (ff) The form of share certificate for the GEOCAN Shares has been approved by the board of directors of GEOCAN.

      (gg) Except as disclosed In Writing to Assure, there are no material contracts or agreements which have created, or may create, any material obligation to GEOCAN or any GEOCAN Subsidiary or from which it derives or could derive any material benefit which is required by GEOCAN or any GEOCAN Subsidiary to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business, or which are reflected in the GEOCAN Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provides for expenditures by GEOCAN or any GEOCAN Subsidiary which aggregate more than $250,000 during the next 12 months following the date hereof.

      (hh) To the best of GEOCAN's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by GEOCAN or any GEOCAN Subsidiary in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged.

      (ii) No officer, director, employee or any other person not dealing at arm's length with GEOCAN or any GEOCAN Subsidiary, or, to the knowledge of GEOCAN, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from GEOCAN's or any GEOCAN Subsidiary's properties or assets or any revenue or rights attributed thereto.

      (jj) Except as disclosed In Writing to Assure, there are no material contracts or arrangements to which GEOCAN or any GEOCAN Subsidiary is a party with any director, officer, employee or any other person not dealing at arm's length with GEOCAN or any GEOCAN Subsidiary, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with GEOCAN, nor is there any material indebtedness owing by GEOCAN or any GEOCAN Subsidiary to any such parties or by any such parties to GEOCAN or any GEOCAN Subsidiary, other than employment agreements, copies of which have previously been provided to Assure.

      (kk) Except as disclosed In Writing to Assure or as incurred in the ordinary course of business provided they do not give rise to a material obligation on the part of GEOCAN or any GEOCAN Subsidiary, GEOCAN or any GEOCAN Subsidiary is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

      (ll) GEOCAN's average daily production for the month of May 2005 was not less than 1,575 barrels of oil and liquids per day and 1.9 Mmcf of natural gas per day and GEOCAN's average daily production for the three months ended March 31, 2005 was 1,915 barrels of oil and liquids per day and 1.7 Mmcf per day of natural gas and there has been no material adverse change (other than due to short-term plant shutdowns) to such production levels since March 31, 2005.

      (mm) GEOCAN's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (nn) No director, officer, insider or other non-arm's length party is indebted to GEOCAN or any GEOCAN Subsidiary.

      (oo) GEOCAN has made available to Assure copies of all management recommendation letters relating to GEOCAN or any GEOCAN Subsidiary received from GEOCAN's current auditor or any previous auditor since its incorporation.

      (pp) None of GEOCAN, any GEOCAN Subsidiary or any party acting on behalf of GEOCAN or any GEOCAN Subsidiary is obligated to deliver any hydrocarbon substances allocable to its oil and gas assets to any party without in due course thereafter receiving and being entitled to retain full payment at the contract prices therefor.

      (qq) There are no production sales contracts, gas balancing agreements, arrangements, physical or financial hedges under which GEOCAN or any GEOCAN Subsidiary, or any person acting on behalf of GEOCAN or any GEOCAN Subsidiary, is obligated to sell or deliver any hydrocarbon substances allocable to the oil and gas assets of GEOCAN or any GEOCAN Subsidiary to any person, other than contracts that are terminable by GEOCAN or any GEOCAN Subsidiary on not more than one month's notice.

      (rr) There is not in effect with respect to GEOCAN or any GEOCAN Subsidiary, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire GEOCAN Shares or other securities of GEOCAN or any GEOCAN Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

      (ss) Neither GEOCAN nor any GEOCAN Subsidiary has waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by GEOCAN.

      (tt) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which GEOCAN or any GEOCAN Subsidiary is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of GEOCAN or any GEOCAN Subsidiary (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

      (uu) As at June 30, 2005, the aggregate of GEOCAN's debt and working capital deficiency does not exceed $15,000,000.

                                    ARTICLE 8
                               GEOCAN'S COVENANTS

8.1 GEOCAN covenants and agrees that, until the Effective Date or the termination of this Agreement whichever is earlier, unless Assure shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

      (a) GEOCAN will use its reasonable commercial efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of GEOCAN;

      (b) GEOCAN will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Assure in obtaining such orders;

      (c) GEOCAN will take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

            (i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

            (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation, including from the TSX;

            (iii) to effect all necessary registrations and filings with, and submissions of information requested by, governmental authorities required to be effected by it in connection with the Arrangement;

      and GEOCAN will use its reasonable commercial efforts to cooperate with Assure in connection with the performance by it of its obligations under Sections 9.1(n) including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of GEOCAN and Assure, subject in all cases to the Confidentiality Agreement;

      (d) GEOCAN will assist Assure in the preparation of the Information Circular and provide to Assure, in a timely and expeditious manner, all information as may be reasonably requested by Assure or is required by the Interim Order or applicable law, with respect to GEOCAN for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case shall be true and complete in all material respects and shall not contain any misrepresentation;

      (e) GEOCAN will conduct its affairs so that all of GEOCAN's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 3.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

      (f) GEOCAN agrees that all rights to indemnification existing in favour of the present or former directors and officers of Assure and each Assure Subsidiary (each such present or former director or officer of Assure and each Assure Subsidiary, an "Indemnified Party"), as provided by contract or in Assure's or the Assure Subsidiary's charter or bylaws in effect as of the date hereof with respect to matters occurring on or prior to the Effective Date, shall survive and shall continue in full force and effect and without modification for a period of not less than the limitation period applicable to such matters;

      (g) GEOCAN will apply 50% of the net proceeds of any equity offering completed by GEOCAN after the Effective Date and 50% of any increase, net of lender mandated reductions, on or after January 1, 2006 in credit facilities available to GEOCAN to the retirement of Assure Shareholder Loans remaining outstanding after the Assure Shareholder Loan Mandatory Repayment and the Assure Notes, such amounts to be applied first to the pro rata repayment of the Assure Shareholder Loans and next to the Canadian dollar denominated Assure Notes and finally to the U.S. dollar denominated Assure Notes until all Assure Shareholder Loans and Assure Notes have been repaid in full; any Assure Shareholder Loans not repaid before December 31, 2005 shall be due and payable on that date;

      (h) subject to approval of the existing board of directors of GEOCAN and the TSX, GEOCAN shall cause one representative of Assure to be elected to the board of directors of GEOCAN on completion of the Arrangement;

      (i) all information relating to GEOCAN supplied by GEOCAN for inclusion in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation;

      (j) the business of GEOCAN and each GEOCAN Subsidiary shall be conducted only in, and GEOCAN shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and GEOCAN and each GEOCAN Subsidiary shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

      (k) GEOCAN shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of GEOCAN or any GEOCAN Subsidiary; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person;
            (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of GEOCAN or any GEOCAN Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of GEOCAN or any GEOCAN Subsidiary, other than GEOCAN Shares issuable pursuant to the terms of the GEOCAN Options or GEOCAN Warrants; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities;
            (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of GEOCAN or any GEOCAN Subsidiary; (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; (viii) reorganize, amalgamate, merge or otherwise continue GEOCAN or any GEOCAN Subsidiary with any other person, corporation, partnership or other business organization whatsoever; or (ix) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or part of its assets other than in the ordinary course of business, consistent with past practice;

      (l)   GEOCAN shall:

            (i) use its reasonable commercial efforts, to preserve intact its and each GEOCAN Subsidiary's business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

            (ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

            (iii) promptly notify Assure in writing of any Material Adverse
                  Change in respect of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or any matter which may potentially amount to such a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

      (m) GEOCAN shall promptly notify Assure in writing of any material change (actual, anticipated, contemplated or, to the knowledge of GEOCAN, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or of any change in any representation or warranty provided by GEOCAN in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and GEOCAN shall in good faith discuss with Assure any change in circumstances (actual, anticipated, contemplated, or to the knowledge of GEOCAN threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Assure pursuant to this provision; and

      (n) GEOCAN will, within two Business Days of GEOCAN receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to Assure a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of GEOCAN on the assumption that such Assessment is valid and binding.

8.2 Subject to Section 10.4, if at any time after the date of this Agreement, GEOCAN shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement or any of the representations and warranties of GEOCAN contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN, or shall have ceased to be true and correct in any material respect thereafter, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN, (other than, in either case, as a direct result of and in direct response to a breach by Assure of its obligations under this Agreement), then GEOCAN shall, within two business days after the first to occur of the events described above, pay to Assure the Assure Break Fee. Such payment shall be made in immediately available funds to an account designated by Assure. The payment of the Assure Break Fee to Assure shall represent full and final settlement of all claims of Assure arising in respect of the matter giving rise to such payment and Assure shall have no further remedy or recourse in respect of such matter against GEOCAN or its present or former directors, officers, employees, agents or advisors or GEOCAN's counsel.

                                    ARTICLE 9
                               ASSURE'S COVENANTS

9.1 Assure covenants and agrees that until the Effective Date or the termination of this Agreement whichever is the earlier, unless GEOCAN shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this
      Agreement:

      (a) the business of Assure and each Assure Subsidiary shall be conducted only in, and Assure shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Assure and each Assure Subsidiary shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships, and Assure and each Assure Subsidiary shall deal with all of its assets, having due regard to the interests of GEOCAN in such assets through this Agreement and shall not make or approve any material operation, transaction, acquisition, disposition, expenditure (capital or otherwise) or make or consent to any amendment of any material document or agreement respecting its assets or business (including any employment agreements), except with the prior written consent of GEOCAN, not to be unreasonably withheld;

      (b) Assure shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Assure or any Assure Subsidiary; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person, other than as required under the terms of the Assure Preferred Shares and the Assure Notes; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Assure or any Assure Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Assure or any Assure Subsidiary, other than Assure Shares issuable pursuant to the terms of the Assure Warrants or in respect of the Assure Notes; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Assure or any Assure Subsidiary;
            (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; or (viii) reorganize, amalgamate, merge or otherwise continue Assure or any Assure Subsidiary with any other person, corporation, partnership or other business organization whatsoever;

      (c) Assure shall not, directly or indirectly, do or allow any Assure Subsidiary to do any of the following (other than as otherwise contemplated herein or pursuant to commitments entered into prior to the date of this Agreement as disclosed to GEOCAN In Writing prior to the date hereof):

            (i) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or any part of its assets, except for production in the ordinary course of business, for a consideration in excess of $25,000 individually or $100,000 in the aggregate;

            (ii) expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses;

            (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000;

            (iv) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event not in excess of $25,000 individually or $100,000 in the aggregate;

            (v) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than payment of amounts reflected or reserved against in the Assure Financial Statements;

            (vi) enter into any agreements for the sale of production having a term of more than 30 days; or

            (vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

      (d) Assure shall use its reasonable commercial efforts to cause its current insurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

      (e)   Assure shall:

            (i) use its reasonable commercial efforts, to preserve intact its and each Assure Subsidiary's business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

            (ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

            (iii) promptly notify GEOCAN in writing of any Material Adverse
                  Change in respect of Assure and the Assure Subsidiaries, taken as a whole, or any matter which may potentially amount to such a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

            (iv) confer, prior to taking action (other than in emergency situations) with GEOCAN with respect to all material operational matters involved in its business;

            (v) work to familiarize GEOCAN personnel, from the date hereof until the Effective Date, with the nature and workings of all of its operational, accounting and land systems, such that GEOCAN personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein; and

            (vi) make such reasonable accruals to its accounts and financial statements subsequent to the date of this Agreement and prior to the Effective Date as are materially in accordance with generally accepted accounting principles, including in respect of inventory adjustments, allowance for doubtful accounts and certain other revenue and expense items and balance sheet reclassification items;

      (f) Assure will use its reasonable commercial efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within the control of Assure;

      (g) Assure will make available and cause to be made available to GEOCAN, its agents and advisors, as GEOCAN may reasonably request, all documents and agreements (including without limitation, any correspondence between Assure and its advisors or any governmental body and all minute books) and shall allow GEOCAN's officers, employees, accountants and other authorized representatives and advisors complete access to Assure's properties, premises, field operations, records, computer systems, management personnel and employees in any way relating to or affecting the business of Assure, or the business, operations, prospects, affairs or financial status of Assure and shall provide GEOCAN with such other documents or agreements as may reasonably be requested by GEOCAN to permit GEOCAN to be in a position to expeditiously integrate the business and operations of Assure with GEOCAN upon the Arrangement becoming effective, except where Assure is contractually precluded from making such document or agreement available, and cooperate with GEOCAN in securing access for GEOCAN to any such documentation not in the possession or under the control of Assure. Assure shall keep GEOCAN fully apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising in the period between the date hereof and the Effective Date that would be relevant and material to a purchaser of the Assure Shares or a prudent operator of the business and operations of Assure, taken as a whole;

      (h) Assure will as soon as reasonably practicable file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to GEOCAN, acting reasonably;

      (i) Assure will seek the Interim Order, which shall provide that for the purpose of the Assure Meeting:

            (i) the securities of Assure for which the holders shall be entitled to vote on the Arrangement shall be the Assure Shares;

            (ii) the requisite majority for the approval of the Arrangement by the Assure Shareholders shall be two thirds of the votes cast by the Assure Shareholders present in person or by proxy at the Assure Meeting, provided that in the event that counsel to Assure and counsel to GEOCAN advise that it is appropriate to establish such other class or classes of securities to vote on the Arrangement, then Assure and GEOCAN shall, acting reasonably, agree to amend the Plan of Arrangement as may be necessary;

      (j)   Assure will:

            (i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

            (ii) convene the Assure Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Assure in form and substance reasonably satisfactory to GEOCAN), in each case as ordered by the Interim Order;

            (iii) solicit proxies to be voted at the Assure Meeting in favor of the Arrangement;

            (iv) provide notice to GEOCAN of the Assure Meeting and allow GEOCAN's representatives to attend the Assure Meeting; and

            (v) conduct the Assure Meeting in accordance with the Interim Order, the bylaws of Assure and any instrument governing such Assure Meeting, as applicable, and as otherwise required by law;

      (k) Assure will, subject to compliance with the terms and conditions contained in this Agreement and the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will carry out the terms of the Final Order to the extent applicable to Assure and will file Articles of Arrangement and the Final Order with the Registrar;

      (l) Assure will prepare (in consultation with GEOCAN), file and distribute to the Assure Shareholders in a timely and expeditious manner the Information Circular and any amendments or supplements to the Information Circular, a letter of transmittal and all other related proxy material, all as required by applicable law in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof. Without limiting the generality of the foregoing, Assure will ensure that the Information Circular provides Assure Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and the Information Circular shall include disclosure of the determinations and recommendations of the board of directors of Assure set forth in Section 6.1(u);

      (m) Assure will take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

            (i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

            (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation;

            (iii) to effect all necessary registrations and filings with, and submissions of information requested by, governmental authorities required to be effected by it in connection with the Arrangement;

      and Assure will use its reasonable commercial efforts to cooperate with GEOCAN in connection with the performance by it of its obligations under
      Section 8.1(c), including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Assure and GEOCAN, subject in all respects to the Confidentiality Agreement;

      (n) Assure will conduct its affairs so that all of Assure's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 4.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

      (o) Assure shall promptly notify GEOCAN in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Assure, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Assure and the Assure Subsidiaries, taken as a whole, or of any change in any representation or warranty provided by Assure in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Assure shall in good faith discuss with GEOCAN any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Assure threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to GEOCAN pursuant to this provision;

      (p) Assure will, within two Business Days of Assure receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to GEOCAN a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Assure on the assumption that such Assessment is valid and binding;

      (q) Assure shall promptly advise GEOCAN of the number of Assure Shares and Assure Warrants for which Assure receives notices of dissent or written objections to the Arrangement and provide GEOCAN with copies of such notices and written objections;

      (r) Assure shall use all reasonable efforts to obtain releases in favour of Assure and GEOCAN from Assure's employees who are not directors and officers similar to those contemplated by Section 4.1(g) hereof;

      (s) Assure shall use its reasonable commercial efforts to divest its 39% holding in Keantha Holdings Inc. before the Effective Date under commercial terms acceptable to GEOCAN and, pending such disposition, shall use its reasonable commercial efforts to ensure that there is no material decrease in or disposition of the assets (including cash and the airplane) or any material increase in the liabilities of Keantha Holdings;

      (t) Assure shall use its reasonable commercial efforts to (i) cause the holder of the Assure PP A Warrants to accept a change in its expiry from July 1, 2007 to May 31, 2006, (ii) cause holders of the Assure Other Warrants to surrender such warrants to Assure for nominal consideration, (iii) cause the holders of the Assure Preferred Shares to execute the Assure Preferred Shares Waiver, and (iv) in any event cause all holders of Assure Warrants to vote in favour of the Plan of Arrangement;

      (u) all information in the Information Circular (other than information relating to and supplied by GEOCAN) shall be true and complete in all material respects and shall not contain any misrepresentation;

      (v) prior to the Effective Date Assure and each Assure Subsidiary will not implement any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Assure Shares or other securities of Assure or any Assure Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective;

      (w) prior to the Effective Date, Assure shall provide GEOCAN with auditor reviewed financial statements for Assure's first fiscal quarter of 2005 and prior to the Effective Date, Assure shall use reasonable commercial efforts to provide GEOCAN with auditor reviewed financial statements for Assure's second fiscal quarter of 2005; and

      (x) Assure shall provide the constating documents, bylaws, minute books and securities registers and current and historical financial statements of Keantha Holdings Inc. to GEOCAN for review as soon as practicable and in any event prior to the Effective Date.

9.2   (a)   Assure shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any Assure Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with Assure relating to an Assure
            Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honored.

      (b) Assure shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Assure or of any financial advisor, expert or other person acting on its behalf to:

            (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) a Assure Acquisition Proposal;

            (ii) enter into or participate in any discussions on negotiations regarding a Assure Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Assure or a Assure Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

            (iii) waive, or otherwise forbear (except in respect of non material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Assure under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

      provided, however, that notwithstanding any other provisions hereof, Assure (and its directors, officers, employees and advisors) may:

            (iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Assure or any of the officers, directors or employees of Assure or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party information concerning Assure and its business, properties and assets, in each case if, and only to the extent that:

                  A. the third party has first made a written bona fide Assure Acquisition Proposal that is a Assure Superior Proposal; and

                  B. prior to furnishing such information to or entering into discussions or negotiations with such third party, Assure provides prompt notice to GEOCAN to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to GEOCAN, copies of all information provided to such third party are provided to GEOCAN concurrently with the provision of such information to such third party. Assure shall immediately notify GEOCAN orally and in writing of any inquiries, offers or proposals with respect to any Assure Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to GEOCAN, copies of all information provided to such person and all other information reasonably requested by GEOCAN), shall keep GEOCAN informed of the status and details of any such inquiry, offer or proposal and answer GEOCAN's questions with respect thereto.

      (c) Assure shall give GEOCAN 48 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Assure Superior Proposal and shall confirm the determination of Assure's board of directors that the Assure Acquisition Proposal is a Assure Superior Proposal. For a period of 48 hours from the time that Assure provides notice of such Assure Superior Proposal to GEOCAN and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Assure and Assure agree not to accept, recommend or approve or enter into any agreement (an "Assure Proposed Agreement") to implement such a Assure Superior Proposal or release the party from making the Assure Superior Proposal from any standstill provisions. In addition, in respect of any Assure Superior Proposal, Assure shall and shall cause its financial and legal advisors to negotiate in good faith with GEOCAN to make such adjustments in the terms and conditions of this Agreement and the terms of the Arrangement as would enable Assure to proceed with the transaction contemplated herein, as amended, rather than the Assure Superior Proposal. In the event that GEOCAN proposes to and does amend this Agreement and the terms of the Arrangement to provide equal or superior value to that provided under the Assure Superior Proposal within a period of 48 hours from the time that GEOCAN receives notice of the Assure Superior Proposal and a copy of the Assure Proposed Agreement (and any amendments thereto), Assure shall not enter into any Assure Proposed Agreement regarding the Assure Superior Proposal or any amendment thereof.

      (d) Notwithstanding Section 6.1(u) in the event that, prior to the completion of the Arrangement, a Assure Superior Proposal is offered or made to the holders of Assure Shares or Assure, the board of directors of Assure may fail to make, withdraw, modify or change any recommendation regarding the Arrangement if, in the opinion of the board of directors acting in good faith after written advice from outside counsel to such effect, which is reflected in the minutes of a meeting of the board of directors of Assure (a copy of the relevant extract of which minutes shall be provided to GEOCAN), the making or failure to so withdraw, modify or change any recommendation regarding the Arrangement would be inconsistent with the performance by the directors of Assure of their fiduciary duties under applicable law, and provided Assure shall have complied with the provisions of Section 9.3 and paid the GEOCAN Break Fee to GEOCAN in the circumstances where such fee is payable.

9.3   Subject to Section 10.4, if at any time after the date of this Agreement:

            (a) the board of directors of Assure fails to recommend that the Assure Shareholders approve the Arrangement or withdraws or, in any manner adverse to GEOCAN redefines, modifies or changes any of its recommendations referred to in Section 6(u), unless it has the right to do so under Section 9.4 hereof; or

            (b)   prior to the date of the Assure Meeting:

                  (i) a Assure Acquisition Proposal that is a Assure Superior Proposal is publicly announced or made to Assure or Assure's shareholders;

                  (ii) the Assure Superior Proposal has not been withdrawn or expired; and

                        A. the board of directors of Assure fails to confirm to the Assure Shareholders, within five business days after the making of the Assure Proposal its recommendation that the Assure Shareholders reject the Assure Superior Proposal; or

                        B. Assure enters into an agreement (other than a confidentiality agreement) with respect to the Assure Superior Proposal;

      and the Arrangement is not approved at the Assure Meeting; or

      (c) Assure shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement or any of the representations and warranties of Assure contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, or shall have ceased to be true and correct in any material respect thereafter, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, (other than, in either case, as a direct result of and in direct response to a breach by GEOCAN of its obligations under this Agreement);

      then Assure shall, within two business days after the first to occur of the events described above, pay to GEOCAN the GEOCAN Break Fee. Such payment shall be made in immediately available funds to an account designated by GEOCAN. The payment of the GEOCAN Break Fee to GEOCAN shall represent full and final settlement of all claims of GEOCAN arising in respect of the matter giving rise to such payment and GEOCAN shall have no further remedy or recourse in respect of such matter against Assure or its present or former directors, officers, employers, agents or advisors or Assure's counsel.

9.4 The board of directors of Assure reserves the right to not make, withdraw, redefine, modify or change its recommendations or its determinations referred to in Section 6.1(u) if any of the following occur on or prior to the Effective Date:

            (a) GEOCAN shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

            (b) any of the representations and warranties of GEOCAN contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement or shall have ceased to be true and correct in any material respect thereafter (other than as a result of a breach of this Agreement by Assure or of the Lockup Agreements by any of the holders of the Assure Shares, Assure Options or Assure Warrants); or

            (c) it becomes certain that any of the conditions contained in Sections 3.1 or 5.1 will not be satisfied on or before the Effective Date (other than as a result of a breach of this Agreement by Assure or of the Lockup Agreements by any of the holders of the Assure Shares, Assure Options or Assure Warrants who execute and deliver Lockup Agreements) and all relevant parties do not agree to waive or modify such conditions.

9.5 Assure shall use its reasonable efforts to cause all persons holding Assure Options or Assure Warrants, other than directors and officers of Assure, to exercise those Assure Options or Assure Warrants prior to the Assure Meeting and to vote the Assure Shares acquired on exercise in favour of the Arrangement, all in accordance with the terms of the Lockup Agreements. Assure shall also use its reasonable efforts to ensure that all Assure Shares acquired on exercise of the Assure Options or Assure Warrants at any time prior to the Assure Meeting, be made eligible for voting at the Assure Meeting, subject to all applicable law.

                                   ARTICLE 10
                                   TERMINATION

10.1 This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of GEOCAN and Assure without further action on the part of the shareholders of Assure.

10.2 Subject to Section 10.4, notwithstanding any other rights contained herein, GEOCAN may terminate this Agreement upon notice to Assure:

      (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section
            10.4 or, if issued, has been set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred;

      (f) if a circumstance giving rise to payment of the Assure Break Fee to Assure shall have occurred and such payment shall have been made; or

      (g) upon any other circumstances hereunder that give rise to a termination of this Agreement by GEOCAN, including those set forth in Sections 4.1 and 5.1 hereof.

10.3 Subject to Section 10.4, notwithstanding any other rights contained herein, Assure may terminate this Agreement upon notice to GEOCAN:

      (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

      (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, or, if issued, has been set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

      (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) if a circumstance giving rise to the payment of the Assure Break Fee to Assure shall have occurred;

      (f) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred and such payment shall have been made; or

      (g) upon any other circumstances hereunder that give rise to a termination of this agreement by Assure, including those set forth in Sections 3.1 and 5.1 hereof.

10.4  (a)   Each of GEOCAN and Assure will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would likely to:

            (i) cause any of the representations or warranties of either GEOCAN or Assure contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

            (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied, in any material respect, by either GEOCAN or Assure hereunder on or prior to the Effective Date.

      (b) Subject to Section 10.4(c), neither GEOCAN nor Assure may elect not to complete the transactions contemplated hereby pursuant to the non-fulfillment of the conditions precedent contained in Articles 3, 4 or 5 or pursuant to Section 10.2 or 10.3 or any termination right arising therefrom and no payments are payable pursuant to Section
            8.2 or 9.3 as a result of such election unless promptly and in any event prior to the filing of the articles of Arrangement for acceptance by the Registrar, the party intending to rely thereon has delivered a written notice (a "Default Notice") to the other party specifying in reasonable detail all breaches, in any material respect, of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be.

      (c) Nothing in this Section 10.4 shall effect, and no Default Notice shall be required in respect of, (i) the right of GEOCAN to receive payment of the GEOCAN Break Fee pursuant to Section 9.3 (a) or (b), or (ii) the right of either party to terminate this Agreement for matters arising out of the failure to make appropriate disclosure In Writing to the other party.

      (d) If any such Default Notice is delivered, provided that the affected party is proceeding diligently to cure such matter and such matter is capable of being cured neither party may terminate this Agreement (if they otherwise have the right to do so) until expiration of a period of twenty (20) days from such Default Notice and then only if such matter is not cured in all material respects. If such Default Notice has been delivered prior to the date of the Assure Meeting, such meeting shall be postponed until the expiry of such period. If such Default Notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period.

      (e) Nothing in this Section 10.4 shall give either GEOCAN or Assure, as the case may be, any right to terminate this Agreement in addition to the rights contained in Articles 3, 4 or 5 or pursuant to Section
            10.2 or 10.3 or any termination right arising therefrom or any right to receive payment of the Assure Break Fee or GEOCAN Break Fee except in the circumstances provided in Sections 8.2 and 9.3.

10.5 If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Assure or GEOCAN, as the case may be, or their agents and, except for the obligations set forth in Sections 8.2, 9.3, and this 10.4 and Article 11 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement except those incurred prior to termination. Except as expressly provided herein, nothing herein, (including without limitation the payment of the GEOCAN Break Fee or the Assure Break Fee) shall relieve any party from liability for any breach of this Agreement.

10.6 The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

                                   ARTICLE 11
                                 PRIVACY ISSUES

11.1 For the purposes of this Article o , the following definitions shall apply:

      (a) "applicable law" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

      (b) "applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

      (c) "authorized authority" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and
            (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

      (d) "Personal Information" means information about an individual transferred to GEOCAN by Assure in accordance with this Agreement and/or as a condition of the Transaction.

11.2 The parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

11.3 Neither GEOCAN nor Assure shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

11.4 Both GEOCAN and Assure acknowledge and confirm that the disclosure of Personal Information is necessary for the purposes of determining if they shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

11.5 Both GEOCAN and Assure acknowledge and confirm that they have and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

11.6 Both GEOCAN and Assure shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each of GEOCAN and Assure shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

11.7 GEOCAN and Assure, as the case may be, shall promptly notify the other to this Agreement of all inquiries, complaints, requests for access, and claims of which such party is made aware in connection with the Disclosed Personal Information. GEOCAN and Assure shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

11.8 Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either GEOCAN or Assure, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

                                   ARTICLE 12
                                    AMENDMENT

12.1 Any term or provision of this Agreement including the Exhibits may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a document in writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the Assure Securityholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the Assure Shareholders without obtaining such further approval.

                                   ARTICLE 13
                                      COSTS

13.1 All costs and expenses of Assure of or incidental to the Arrangement (whether it is completed or not) this Agreement and the transactions contemplated hereby including, without limitation, all legal, financial, accounting, engineering and other advisor costs and costs of the Assure Meeting shall be borne by Assure and all of such foregoing costs and expenses of GEOCAN shall be borne by GEOCAN.

                                   ARTICLE 14
                           DISCLOSURE AND TRANSITIONAL

14.1 Upon execution of this Agreement, this Agreement supercedes the Letter Agreement (other than as required to give effect to Sections 5.1(i), 6.2 or 9.1(s) hereof) which shall be terminated and of no further force or effect and neither party shall have any further liability thereunder except for any liability arising prior to termination.

14.2 Except as may be required by applicable law or stock exchange policy, GEOCAN shall not make any public announcement or communication in respect of the transactions contemplated hereunder (including, without limitation, the existence of this Agreement or the Arrangement) unless prior approval of the announcement is obtained from Assure, acting reasonably. Other than communications with the Assure Shareholders as required pursuant to applicable law or contemplated hereunder, all of which communications shall be subject to the prior approval by GEOCAN, acting reasonably, or as required in connection with seeking the Initial Order or the Final Order, Assure shall not, prior to Closing, make any public announcement or communication whatsoever in respect of the within transaction (including, without limitation, the existence of this Agreement or the Arrangement).

14.3 In connection with the implementation of the Arrangement, Assure and GEOCAN shall cooperate with each other to provide an orderly transition of control. Each of Assure and GEOCAN will conduct itself so as to keep the other fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from Assure's assets and shall cooperate with each other with respect thereof. Assure and GEOCAN shall each provide access to its offices to officers and representatives of each other during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Assure and GEOCAN shall consult with the officers of each other (as they may reasonably request) in respect of their day-to-day operations. Assure shall provide to GEOCAN information which will allow GEOCAN, subject to applicable confidentiality provisions, to quickly and efficiently integrate the business and affairs of Assure with GEOCAN on completion of the Arrangement and in connection therewith shall permit GEOCAN and its representatives to have reasonable access to Assure's premises, field operations, records, computer systems and employees.

14.4 The covenants and representations and warranties of GEOCAN and of Assure contained herein, except those in Article 11, shall not survive the completion of the Arrangement and shall expire and be terminated upon the Arrangement becoming effective.

                                   ARTICLE 15
                                  MISCELLANEOUS

15.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a non-business day or after 4:00 p.m. on a business day at the point of delivery in which case it shall be deemed to have been given and received on the next business day. The address for service of each of the parties hereto shall be as follows: if to GEOCAN:

            1100, 717 - 7th Avenue S.W.
            Calgary, AB  T2P 0Z3
            Attention:  President
            Fax:  (403) 261-3834

      with a copy to:

            Borden Ladner Gervais LLP
            1000, 400-3rd Avenue S.W.
            Calgary, AB  T2P 4H2
            Attention:  Bill Guinan
            Fax:  (403) 266-1395

      if to Assure:

            800, 521 - 3rd Avenue S.W.
            Calgary, AB  T2P 3T3
            Attention:  President
            Fax:  (403) 262-9519
      with copies to:

            Haywood Securities Inc.
            301, 808 First Street S.W.
            Calgary, AB  T2P 1M9
            Attention:  David McGorman
            Fax:  (403) 509-1991

            - and -

            Bennett Jones LLP
            4500, 855 - 2nd Street S.W.
            Calgary, AB  T2P 4K7
            Attention:  Michael Klym
            Fax:  (403) 265-7219

15.2  Time shall be of the essence in this Agreement.

15.3 This Agreement, which includes the Exhibits hereto and the Confidentiality Agreement (a) constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

15.4 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

      (a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in anyway be affected or impaired by the severance of the provisions or parts thereof severed; and

      (b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

15.5 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

15.6 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

15.7 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

15.8 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

15.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

       IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                                        GEOCAN ENERGY INC.

                                        By:   /s/ Wayne Wadley
                                          --------------------------------------

                                        ASSURE ENERGY, INC.

                                        By:  /s/ Harvey Lalach
                                          --------------------------------------

                                   EXHIBIT 1

                      PLAN OF ARRANGEMENT UNDER SECTION 193

                                     OF THE

                       BUSINESS CORPORATIONS ACT (ALBERTA)

                            ARTICLE 1 Interpretation

1.01 In this Plan of Arrangement, the following terms have the following meanings:

            a) "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

            b) "Arrangement" means the arrangement contemplated by this Plan pursuant to Section 193 of the ABCA;

            c) "Arrangement Agreement" means the agreement dated July 8, 2005 between GEOCAN and Assure with respect to the Arrangement and all amendments thereto;

            d) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

            e) "Assure" means Assure Energy, Inc., a corporation continued under the ABCA;

            f) "Assure Securityholders" means the registered holders from time to time of Assure Shares and Assure Warrants;

            g)    "Assure Share" means a common share in the capital of Assure;

            h) "Assure Shareholders" means the registered holders from time to time of Assure Shares;

            i) "Assure Warrants" means all outstanding warrants as of the date hereof entitling the holders to acquire Assure Shares on the basis set forth in the certificates issued in respect of such warrants; such warrants, on the Effective Date, being comprised of Assure A Warrants, Assure B Warrants, Assure PP A Warrants, Assure PP B Warrants, Assure PP C Warrants, Assure Compensation A Warrants, Assure Compensation B Warrants and Assure Finance Warrants, each as defined in the Arrangement Agreement;

            j) "Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

            k)    "Court" means the Court of Queen's Bench of Alberta;

            l) "Depositary" means such agent of GEOCAN as may be designated by GEOCAN for the purpose of receiving deposits of certificates formerly representing Assure Shares and Assure Warrants;

            m) "Dissenting Securityholders" means holders of Assure Shares and Assure Warrants who validly exercise the rights of dissent provided to them under the Interim Order;

            n) "Effective Date" means the date the Arrangement is effective under the ABCA;

            o) "Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

            p) "Final Order" means the final order of the Court approving this Arrangement under subsection 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

            q) "GEOCAN" means GEOCAN Energy Inc., a corporation incorporated pursuant to the ABCA;

            r) "GEOCAN A Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $0.59 expiring October 1, 2007;

            s) "GEOCAN B Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $1.20 expiring July 1, 2008;

            t) "GEOCAN PP A Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $1.79 expiring July 1, 2007;

            u) "GEOCAN PP B Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $4.46 expiring February 26, 2008;

            v) "GEOCAN PP C Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $4.46 expiring September 1, 2006;

            w) "GEOCAN Compensation A Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $5.36 expiring April 7, 2008;

            x) "GEOCAN Compensation B Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $7.23 expiring December 24, 2005;

            y) "GEOCAN Finance Warrant" means a warrant of GEOCAN entitling the holder to acquire a GEOCAN Share at an exercise price of $5.53 expiring March 15, 2008;

            z)    "GEOCAN Share" means a common share in the capital of GEOCAN;

            aa) "Information Circular" means the information circular to be prepared by Assure and forwarded as part of the proxy solicitation materials to Assure Securityholders in respect of the Meeting;

            bb) "Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

            cc)   "ITA" means the Income Tax Act (Canada), as amended;

            dd) "Letter of Transmittal" means the letter of transmittal accompanying the Information Circular sent to Assure Securityholders for their use in depositing their Assure Shares and Assure Warrants;

            ee) "Meeting" means the special meeting of the Assure Securityholders to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

            ff) "New GEOCAN Warrants" means the GEOCAN A Warrants, GEOCAN B Warrants, GEOCAN PP A Warrants, GEOCAN PP B Warrants, GEOCAN PP C Warrants, GEOCAN Compensation A Warrants, GEOCAN Compensation B Warrants and GEOCAN Finance Warrants;

            gg) "Plan", "Plan of Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof; and

            hh) "Registrar" means the Registrar appointed under section 263 of the ABCA.

1.02 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

                          ARTICLE 2 Plan of Arrangement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.02 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) Assure Securityholders; (ii) Assure; and (iii) GEOCAN.

2.03 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective in accordance with its terms.

                              ARTICLE 3 Arrangement

3.01 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

            a) Assure Shares and Assure Warrants held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Assure and cancelled and shall cease to be issued and outstanding and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as shareholders, optionholders and warrantholders of Assure, other than the right to be paid the fair value of their Assure Shares or Assure Warrants, as the case may be, and the names of such Dissenting Securityholders shall be removed from the register of holders of Assure Shares and Assure Warrants, as applicable;

            b) each Assure Warrant, whether vested or unvested, shall cease to represent the right to acquire Assure Shares and become:
                  (i) in the case of the Assure A Warrants, 0.54 of a GEOCAN Share, (ii) in the case of the Assure B Warrants, 0.31 of a GEOCAN Share, (iii) in the case of the Assure PP A Warrants,
                  0.7 of a GEOCAN PP A Warrant, (iv) in the case of the Assure PP B Warrants, 0.7 of a GEOCAN PP B Warrant, (v) in the case of the Assure PP C Warrants, 0.7 of a GEOCAN PP C Warrant,
                  (vi) in the case of the Assure Compensation A Warrants, 0.7 of a GEOCAN Compensation A Warrant, (vii) in the case of the Assure Compensation B Warrants, 0.7 of a GEOCAN Compensation Warrant, and (viii) in the case of the Assure Finance Warrants, 0.7 of a GEOCAN Finance Warrant;

            c) each issued and outstanding Assure Share shall be transferred to GEOCAN in consideration for 0.7 of a GEOCAN Share.

                   ARTICLE 4 Dissenting Assure Securityholders

4.01 Each registered Assure Securityholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a shareholder, optionholder or warrantholder, as the case may be, of Assure and shall only be entitled to be paid the fair value of the holder's Assure Shares or Assure Warrants, as the case may be. A Dissenting Securityholder who is ultimately entitled to be paid the fair value of the holder's Assure Shares or Assure Warrants, as the case may be, shall be deemed to have transferred such securities to Assure for cancellation on the Effective Date, and such securities shall be deemed to no longer be issued and outstanding after the Effective Time. A Dissenting Securityholder who for any reason is not ultimately entitled to be paid the fair value of the holder's Assure Shares or Assure Warrants, as the case may be, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of such securities. The fair value of the Assure Shares and Assure Warrants shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Assure Securityholders at the Meeting; but in no event shall GEOCAN or Assure be required to recognize such Dissenting Securityholder as a securityholder of Assure after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

                       ARTICLE 5 Outstanding Certificates

5.01 From and after the Effective Time, certificates formerly representing Assure Shares or Assure Warrants shall represent only the right to receive the securities to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to section 4.01, to receive the fair value of the securities represented by such certificates.

5.02 GEOCAN shall, directly or through the Depositary as agent, as soon as practicable following the later of the Effective Date and the date of deposit by a former Assure Securityholder of securities acquired by GEOCAN under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such securities, either:

            a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

            b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the offices of the Depository for pickup by such holder;

certificates representing the number of GEOCAN Shares and New GEOCAN Warrants issued to such holder under the Arrangement.

5.03 No certificates representing fractional GEOCAN Shares or New GEOCAN Warrants shall be issued upon the exchange of securities of Assure for GEOCAN Shares. In lieu of any fractional GEOCAN Shares or New GEOCAN Warrants, each former holder of Assure securities otherwise entitled to a fractional interest in GEOCAN Share or New GEOCAN Warrants shall receive the next highest whole number of GEOCAN Shares or New GEOCAN Warrants.

5.04 If any certificate which immediately prior to the Effective Time represented an interest in outstanding securities of Assure that were exchanged pursuant to section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, GEOCAN will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to GEOCAN in such form as is satisfactory to GEOCAN or otherwise indemnify GEOCAN against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.05 All distributions made with respect to any GEOCAN Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be held by GEOCAN in trust for the registered holders thereof. All such monies shall be invested by it in interest-bearing trust accounts upon such terms as GEOCAN may reasonably deem appropriate. GEOCAN shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to GEOCAN in such form as GEOCAN may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.06 Any certificate formerly representing securities of Assure that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such securities to receive the certificates representing GEOCAN Shares shall be deemed to be surrendered to GEOCAN, together with all dividends, distributions or cash payments thereon held for such holder.

                              ARTICLE 6 Amendments

6.01 GEOCAN and Assure may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be
      (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Assure Securityholders, if and as required by the Court.

6.02 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by GEOCAN and Assure at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of GEOCAN and Assure.

6.04 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by GEOCAN, provided that it concerns a matter which, in the reasonable opinion of GEOCAN, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of GEOCAN, or any former Assure Securityholder.

                                    EXHIBIT 2
                                                                    July 8, 2005

To:   GEOCAN Energy Inc.
      1100, 717 - 7th Avenue SW
      Calgary, Alberta  T2P 0Z3
      Fax: (403) 261-3834

Dear Sirs:
Plan of Arrangement Involving Assure Energy, Inc. and GEOCAN Energy Inc.

1. In consideration of the entry into of an arrangement agreement (the "Arrangement Agreement") dated as of July 8, 2005 between Assure Energy, Inc. ("Assure") and GEOCAN Energy Inc. ("GEOCAN") in connection with a proposed business combination by way of a plan of arrangement under applicable corporate law (the "Arrangement") and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the undersigned), the undersigned covenants and agrees with GEOCAN as set forth herein. All terms not defined herein shall have the meanings given to them in the Arrangement Agreement. For greater certainty, the undersigned is executing this agreement in his capacity as a holder of common shares or warrants of Assure. Nothing contained herein shall restrict the undersigned, if a director or officer of Assure, from exercising his fiduciary duties as a director or officer of Assure including as provided in the Arrangement Agreement.

2.    The undersigned represents and warrants to GEOCAN that:

      (a)   the undersigned is the:

            (i) beneficial owner of, or controls, directly or indirectly, or has the irrevocable right to vote or cause to be voted in respect of the Arrangement, the number of common shares ("Common Shares") of Assure; and

            (ii) beneficial owner of warrants ("Assure Warrants") of Assure exercisable for Common Shares and preferred shares ("Preferred Shares") of Assure convertible into Common Shares,

      as set forth and, in the case of the Assure Warrants, as broken down into classes of warrants, on the signature page hereof. Such Common Shares, together with the Common Shares, if any, acquired on the exercise by the undersigned of such Assure Warrants and conversion by the undersigned of the Preferred Shares, and any other Common Shares that the undersigned may hereafter become the beneficial owner of or exercise control or direction over, are collectively referred to herein as the "Undersigned's Shares"; such Assure Warrants, together with any other Assure Warrants that the undersigned may hereafter become the beneficial owner of or exercise control or direction over minus any Assure Warrants exercised for Common Shares are collectively referred to herein as the "Undersigned's Warrants";

      (b)   the undersigned:

            (i) now holds the Common Shares, Assure Warrants and Preferred Shares referred to in Section 2(a); and

            (ii) will hold, immediately prior to the deposit of same (other than the Preferred Shares) under the Arrangement, (A) such Common Shares, (B) the Common Shares into which any Assure Warrants and Preferred Shares owned by the undersigned are exercised or converted, and (C) such Assure Warrants and Preferred Shares (other than those exercised for or converted into Common Shares);

      free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever and the undersigned has, or in the case of the Common Shares into which the Assure Warrants and Preferred Shares owned by the undersigned are exercisable or convertible, will have on exercise or conversion, good and sufficient power, authority and right to exercise all voting rights in respect of such Common Shares and Assure Warrants and to transfer or cause to be transferred the legal and beneficial title to such securities to GEOCAN, with good and marketable title thereto;

      (c) the undersigned is competent or duly authorized, as the case may be, to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable by GEOCAN against the undersigned in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies;

      (d) the execution and delivery of this agreement and the fulfilment of the terms hereof by the undersigned does not and will not result in a breach of any agreement or instrument to which the undersigned is a party or by which the undersigned is contractually bound;

      (e) the Common Shares, Preferred Shares and Assure Warrants referred to in Section 2(a) represent all of the securities of Assure beneficially owned or over which the undersigned exercises control or direction and the undersigned does not hold any other rights to acquire any Assure securities; and

      (f) so long as the undersigned is required to vote the Undersigned's Shares and Undersigned's Warrants in favour of the Arrangement hereunder, the undersigned will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly:

            (i) solicit, initiate, invite, encourage or continue any inquiries or proposals from, or negotiations with, any person, company or other entity (other than GEOCAN) relating to the purchase of Undersigned's Shares or any other securities of Assure, any amalgamation, merger or other form of business combination involving Assure, any sale, lease, exchange or transfer of any material assets of Assure, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other Arrangement involving Assure with any person other than GEOCAN or any of its affiliates (a "Proposed Transaction");

            (ii) enter into any agreement, discussions or negotiations with any person, company or other entity other than GEOCAN or any of its affiliates with respect to a Proposed Transaction or a potential Proposed Transaction;

            (iii) furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Assure or its subsidiary to any person, company or other entity other than GEOCAN and its representatives, other than as disclosed prior to the date hereof; or

            (iv) take any action that might reasonably be expected to reduce the likelihood of success of the Arrangement,

      and provided that the continued solicitation and consideration by the board of directors of Assure of any alternative acquisition proposal consistent with the Arrangement Agreement shall not constitute a violation of this covenant.

3.    GEOCAN represents and warrants to the undersigned that:

      (a) it is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable by the undersigned against it in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies; and

      (b) the execution and delivery of this agreement and the fulfilment of the terms hereof by GEOCAN does not and will not result in a breach of any agreement or instrument to which it is a party or by which it is bound.

4. The undersigned covenants and agrees with GEOCAN that, until the earlier of (i) termination of this agreement as provided for in Section 6 hereof, and (ii) the Effective Date of the Arrangement (the "relevant date"), the undersigned will:

      (a) not (except as expressly permitted by this agreement or with the prior written consent of GEOCAN and except for the exercise of Assure Warrants for Common Shares) sell, assign, pledge, encumber, transfer or otherwise convey, dispose of, release or restrict in any manner the voting rights attached to any of the Undersigned's Shares or Undersigned's Warrants or agree to sell, assign, transfer, convey, dispose of or release or restrict in any manner the voting rights attached to any of the Undersigned's Shares or Undersigned's Warrants, except to a company wholly owned or controlled by the undersigned, or to a family trust of which the undersigned is a trustee and the beneficiaries of which are members of the undersigned's immediate family (an "Affiliate") provided that such Affiliate agrees to be bound by the terms of this agreement and provided that the undersigned remains liable for the performance by such Affiliate of all terms and obligations of the undersigned hereunder, including, without limitation, pursuant to an offer made by a person other than GEOCAN or any person acting jointly or in concert with GEOCAN, except as provided below;

      (b) not exercise any shareholder rights or remedies available at common law or pursuant to the Business Corporations Act (Alberta) or applicable securities laws to delay, hinder, upset or challenge the Arrangement;

      (c) promptly notify GEOCAN upon any of undersigned's representations or warranties contained in this agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the relevant date, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

      (d) notify GEOCAN promptly if any such discussions or negotiations are sought or if any proposal in respect of a Proposed Transaction is received, being considered or indicated to be forthcoming;

      (e) exercise all voting rights attached to the Undersigned's Shares and Undersigned's Warrants to vote against any resolution to be considered by the shareholders of Assure that, if approved, could reasonably be considered to reduce the likelihood of the completion of the Arrangement; and

      (f) use the undersigned's reasonable best efforts to cause Assure to perform its obligations under the Arrangement Agreement, to the extent such is within the undersigned's power.

5.    (a)   Subject to Section 6 hereof, the undersigned hereby agrees to vote all of the Undersigned's Shares and Undersigned's Warrants in favour of:

            (i)   the Arrangement; and

            (ii) any other matters presented for the approval of the Assure Securityholders at any meeting thereof (including any adjourned meeting) (the "Meeting") called to consider and approve the Arrangement, which are not inconsistent with the terms of this agreement or the terms of the Arrangement, including amendments thereto as contemplated herein.

      (b) If the undersigned is a holder of Preferred Shares, the undersigned hereby agrees to waive, without compensation, for the period expiring December 31, 2005, any right to exercise a conversion right attached to such shares.

6.    In the event that:

      (a) GEOCAN is in breach or default in any material respect of any covenant of GEOCAN in the Arrangement Agreement or any representation or warranty of GEOCAN in the Arrangement Agreement is incorrect or untrue in any material respect;

      (b) Assure receives a Assure Acquisition Proposal which constitutes a Assure Superior Proposal and the GEOCAN Break Fee (as those terms are defined in the Arrangement Agreement) becomes payable and is paid; or

      (c) the Arrangement Agreement is terminated, other than as a result of any act or omission on the part of the undersigned;

      the undersigned may terminate this agreement upon delivery of notice thereof by the undersigned by facsimile transmission or hand delivery to GEOCAN at the address or facsimile number set out on the first page hereof.

7.    In the event that:

      (a) the undersigned has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the undersigned contained herein are not true and correct in a material respect; or

      (b) the Arrangement Agreement is terminated in accordance with its terms,

      the obligations hereunder of GEOCAN shall terminate at the option of GEOCAN upon written notice given by GEOCAN to the undersigned by facsimile transmission or hand delivery to the undersigned at the address or facsimile number set out on the signature page hereof.

8. In the event of the termination of this agreement as provided in Sections 6 or 7 above, this agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement prior to termination.

9. The undersigned covenants that, so long as the undersigned is required to vote the Undersigned's Shares and Undersigned's Warrants in favour of the Arrangement, the undersigned shall, acting reasonably, cooperate with GEOCAN in obtaining all governmental and regulatory approvals required to permit GEOCAN to complete the Arrangement in accordance with its terms and to acquire the Undersigned's Shares and Undersigned's Warrants thereunder, as contemplated in the Arrangement Agreement.

10. The undersigned agrees not to make any public disclosure or announcement of or pertaining to this agreement, the Arrangement Agreement or the Arrangement nor to disclose that any discussions or negotiations are taking place in connection therewith without the prior written consent of GEOCAN except as required by law.

11. Except as provided herein, this agreement may not be amended, altered or supplemented except upon the execution and delivery of a written amending agreement executed by each of GEOCAN and the undersigned, respectively; provided however that GEOCAN and Assure may amend, modify or supplement the Arrangement Agreement in any manner (other than to decrease or change the form of the consideration to be received by a holder of Common Shares or Assure Warrants pursuant to the Arrangement) not inconsistent with the terms of this agreement without the delivery of a written amending agreement to this agreement or the requirement for the consent or approval of the undersigned, written or otherwise.

12. Each of the parties recognizes and acknowledges that this agreement is an integral part of the Arrangement, that GEOCAN would not enter into the Arrangement Agreement unless this agreement was executed, and that a breach by either party of any covenants or other commitments contained in this agreement will cause the other party to sustain injury for which it may not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the other party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it or they may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

13. GEOCAN and the undersigned shall each pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this agreement and all documents and instruments executed or prepared pursuant to this agreement and any other costs and expenses whatsoever and howsoever incurred in connection herewith.

14. If the undersigned is a director or officer or employee of Assure, the undersigned covenants and agrees with GEOCAN that, subject to the provision of the releases contemplated by the Arrangement Agreement and payment of any amount to which the undersigned is entitled from Assure, in the event the Plan of Arrangement becomes effective, the undersigned shall resign as a director or officer or employee of Assure and otherwise cooperate with GEOCAN to provide for an orderly transition of control.

15. This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and of Canada applicable therein (without regard to conflict of laws principles).

16. GEOCAN and the undersigned shall be entitled to rely on delivery of a facsimile copy hereof which shall be legally effective to create a valid and binding agreement of the undersigned and GEOCAN in accordance with the terms hereof.

17. This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

18. This agreement constitutes the entire agreement and understanding between the parties pertaining to the subject matter of this agreement.



------------------------------          ----------------------------------------
Signature of Witness                    Signature of Shareholder


------------------------------          ----------------------------------------
Name of Witness (please print)          Name of Shareholder (please print)



------------------------------

------------------------------
Address and fax number of Shareholder



------------------------------          ----------------------------------------
Number of Common Shares                 Number of Assure PP C Warrants
held by Shareholder                     held by Shareholder


------------------------------          ----------------------------------------
Number of Preferred Shares              Number of Assure Compensation
held by Shareholder                     A Warrants held by Shareholder

------------------------------          ----------------------------------------
Number of Assure A Warrants             Number of Assure Compensation
held by Shareholder                     B Warrants held by Shareholder


------------------------------          ----------------------------------------
Number of Assure B Warrants             Number of Assure Finance
held by Shareholder                     Warrants held by Shareholder


------------------------------
Number of Assure PP A Warrants
held by Shareholder


------------------------------
Number of Assure PP B Warrants
held by Shareholder

The foregoing is agreed and accepted as of the 8th day of July, 2005.


                                        GEOCAN ENERGY INC.

                                        By:
                                           -------------------------------------

                                                                          ITEM 2
                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

1.    Reporting Issuer

      Assure Energy, Inc. ("Assure" or the "Corporation")
      800, 521 - 3rd Avenue S.W.
      Calgary, Alberta  T2P 3T3

2.    Date of Material Change

      July  9, 2005.

3.    News Release

      A press release disclosing the substance of the information summarized in this material change report was disseminated through the facilities of Canada NewsWire on July ??, 2005.

4.    Summary of Material Change

      Assure and GEOCAN Energy Inc. ("GEOCAN") entered into an arrangement agreement made as of the 8th day of July, 2005 (the "Arrangement Agreement"), a copy of which (including the schedules thereto) is attached hereto as Schedule "A", which was unanimously approved by the board of directors of Assure and GEOCAN. Pursuant to the Arrangement Agreement and the plan of arrangement (the "Plan" or the "Arrangement") set out therein, all of the issued and outstanding shares of Assure, other than those shares beneficially owned by GEOCAN, shall be transferred to GEOCAN in exchange for shares of GEOCAN basis of 0.7 of a GEOCAN share for each Assure share.

5.    Full Description of Material Change

      The Arrangement and the Arrangement Agreement

      Assure and GEOCAN entered into the Arrangement Agreement, a copy of which (including the schedules thereto) is attached hereto as Schedule "A". Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Arrangement Agreement. Pursuant to the Arrangement Agreement and the Arrangement set out therein, all of the issued and outstanding shares of Assure shall be transferred to GEOCAN in exchange for GEOCAN Shares on the basis of 0.7 of a GEOCAN Share for each Assure Share.

      An information circular detailing the Arrangement is anticipated to be mailed to Assure Securityholders by mid-August, 2005. A meeting of the Assure Securityholders to consider the Arrangement is scheduled to take place in mid-September, 2005 with closing anticipated to occur in mid-September, 2005.

      It is anticipated that the Arrangement will require the approval of 66 2/3 percent of the votes cast by the Assure Securityholders voting as a single class, and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Assure has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors, employees, representatives or agents to do, any of the following:

i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Assure Acquisition Proposal;

ii) participate in any discussions or negotiations regarding an Assure Acquisition Proposal; or

iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights of Assure under confidential information agreements;

iv) provided, however, that notwithstanding any other provision of the Arrangement Agreement, Assure and its officers, directors and advisers may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations and has made a bona fide Assure Acquisition Proposal that is an Assure Superior Proposal and Assure provides prompt prior notice thereof to GEOCAN as more particularly set out in section 9.2(b)(iv) of the Arrangement Agreement.

Termination Fee

Pursuant to the Arrangement Agreement, Assure and GEOCAN have agreed that, in certain circumstances as set out in section 8.2 of the Arrangement Agreement, GEOCAN will pay the Assure Break Fee in the amount of $1,000,000, to Assure and that, in certain circumstances as set out in section 9.3 of the Arrangement Agreement, Assure will pay the GEOCAN Break Fee in the amount of $1,500,000, to GEOCAN.

Termination

The Arrangement Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of GEOCAN and Assure without further action on the part of the Assure Shareholders.

GEOCAN may terminate the Arrangement Agreement upon notice to Assure:

i) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

ii) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to a 20 day extension provided for under the Arrangement Agreement (the "Extension");

iii) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to the Extension or, if issued, has been set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

iv) if the Arrangement has not been completed on or before October 6, 2005, subject to the Extension;

v) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred;

vi) if a circumstance giving rise to payment of the Assure Break Fee to Assure shall have occurred and such payment shall have been made; or

vii) upon any other circumstances hereunder that give rise to a termination of the Arrangement Agreement by GEOCAN, including those set forth in Sections
      4.1 and 5.1 of the Arrangement Agreement.

Assure may terminate the Arrangement Agreement upon notice to GEOCAN:

i) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

ii) if the Arrangement is not approved by Assure Shareholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to the Extension;

iii) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to the Extension or, if issued, has been set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

iv) if the Arrangement has not been completed on or before October 6, 2005, subject to the Extension;

v) if a circumstance giving rise to the payment of the Assure Break Fee to Assure shall have occurred;

vi) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred and such payment shall have been made; or

vii) upon any other circumstances hereunder that give rise to a termination of the Arrangement Agreement by Assure, including those set forth in Sections
      3.1 and 5.1 of the Arrangement Agreement.

If the Arrangement Agreement is validly terminated pursuant to any provision thereof, the parties shall return all materials and copies of all materials delivered to Assure or GEOCAN, as the case may be, or their agents and, except for the obligations set forth in the Arrangement Agreement (which shall survive and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to the Arrangement Agreement except those incurred prior to termination. Except as expressly provided in the Arrangement Agreement, nothing in the Arrangement Agreement, (including without limitation the payment of the GEOCAN Break Fee or the Assure Break Fee) shall relieve any party from liability for any breach of the Arrangement Agreement.

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

      Not Applicable.

7.    Omitted Information

      Not Applicable.

8.    Executive Officer

      For further information, contact Harvey Lalach, President, at
      (403) 266-4975 (ext. 223).

9.    Date of Report

      July 19, 2005.

                                                                          ITEM 3

                                  PRESS RELEASE

              GEOCAN ENERGY INC. AND ASSURE ENERGY, INC. ENTER INTO
                             ARRANGEMENT AGREEMENT

GEOCAN Energy Inc .                     Assure Energy, Inc.
Suite 1100                              Suite 800
717 - 7th Ave SW                        521 - 3rd Ave SW
Calgary, Alberta, Canada                Calgary, Alberta, Canada

TELEPHONE: (403) 261-3851               TELEPHONE:  (403) 266-4975
FAX:       (403) 261-3834               FAX:        (403) 262-9519

FOR IMMEDIATE RELEASE  July 11, 2005

Calgary, Alberta, July 11, 2005 - GEOCAN Energy Inc. ("GEOCAN"; TSX-GCA) and Assure Energy, Inc. ("Assure"; OTCBB - ASURF.OB) are pleased to jointly announce that they have entered into an agreement whereby all of the issued and outstanding shares of Assure will be acquired by GEOCAN in exchange for GEOCAN common shares on the basis of 0.70 of a GEOCAN common share for each common share of Assure. This exchange ratio is approximately equal to the ratio of the last 15 day weighted average trading prices of Assure and GEOCAN shares. The total value of GEOCAN's offer for Assure is approximately C$48.3 million, including approximately C$20.5 million of assumed debt and other fixed obligations, and the issuance of approximately 19.3 million GEOCAN common shares. The acquisition is to be completed pursuant to a court approved Plan of Arrangement (the "Arrangement").

The Arrangement has the unanimous support of the Board of Directors of both GEOCAN and Assure. Assure's Board of Directors has unanimously determined that the arrangement is in the best interests of Assure and Assure's shareholders, and unanimously recommends that its shareholders vote in favour of the Arrangement. All directors and officers of Assure have signed lock up agreements to vote all of their outstanding shares in favour of the Arrangement. The completion of the Arrangement is subject to various conditions, including the receipt of all required regulatory, shareholder and court approvals. A meeting of the Assure shareholders is expected be to held in late August to consider and vote on the Arrangement, which will require approval by not less than 66 2/3% of the votes cast. An information circular detailing the Arrangement is anticipated to be mailed to Assure shareholders in late July. The Assure Board of Directors has agreed that it will not solicit or initiate discussion or negotiations involving any third party for any business combination involving Assure. GEOCAN has agreed to pay Assure a non-completion fee of C$1 million, and Assure has agreed to pay GEOCAN a non-completion fee of C$1.5 million, in certain circumstances.

Wayne Wadley, GEOCAN CEO commented, "We believe that Assure has assembled a core group of high quality medium to light oil and natural gas assets that provides both synergies in our current operating areas and a new core area in NE B.C. These areas match up well with our team's existing exploration and development skills. This transaction is consistent with our plan to grow GEOCAN's light oil and gas asset base through both strategic acquisitions and internal development. The Assure assets provide a balance of stable low decline reserves and exciting new prospects that will add a further natural gas focus for GEOCAN. In addition, Assure has a number of infrastructure projects, recompletions, and workovers that will add to the near term production volumes and cashflow." Brad Farris, GEOCAN CFO adds, "Upon closing the transaction, GEOCAN is expected to have an enterprise value of approximately $100 million with medium to light oil and natural gas making up 47% of the production mix (up from 18% currently). We believe GEOCAN will be well positioned for the capital markets after this Arrangement".

Harvey Lalach, Assure's CEO said, "We are excited about the opportunity to combine the Assure assets with GEOCAN and grow under their experienced management team. The combination of our two companies creates a diversified, quality production base with high impact prospects and the cash flows to accelerated growth for the benefit of the shareholders of both companies". Upon closing of the transaction, a representative of Assure will be invited to join GEOCAN's Board of Directors.

Following the Arrangement, GEOCAN will have, on a combined basis:

      - daily average production of approximately 3,000 BOE/d, comprised of approximately 5.6 MMCF/d (31%) of natural gas production, 480 BBL/d (16%) of light crude oil and natural gas liquids, and 1,570 BOE/d (53%) of heavy oil.

      - go forward annualized pro forma cash flow of approximately C$22 million, based on a WTI oil price of US$51.85/bbl, a heavy oil price of C$31.15/bbl, and a natural gas price of C$7.25/mcf (AECO).

      - over 105,000 net acres of undeveloped land, 40% of which is West of the 5th Meridian

      -     43.3 million basic (45.0 fully diluted) shares

      -     net debt of approximately C$34 million

Key Benefits:

      - GEOCAN's reserves, land, production and cash flow will substantially increase, providing a platform for accelerated growth. Exit production for 2005 is expected to approximate 4,000 BOE/d

      - GEOCAN's existing heavy oil oriented asset base will be offset with comparable levels of medium and light oil and gas reserves and production, moving GEOCAN into the mainstream of high quality junior oil and gas companies

      - GEOCAN's drill program will be augmented with an additional eleven identified drilling locations on Assure lands, two of which are light oil and nine being natural gas

      -     GEOCAN's operatorship will remain at over 80% of its production

      - GEOCAN's balance sheet will continue to provide capacity for on-going development of this substantial asset base

Assure's current production is approximately 1,050 BOE/d, indicating a transaction cost of approximately C$45,500 per producing BOE. Based on expected average 2005 production from Assure properties of 1,485 BOE/d, the transaction cost is approximately C$32,500 per producing BOE. GEOCAN is acquiring proven plus probable reserves, based on a third party independent engineering report prepared in accordance with NI 51-101, of 3.68 MMBOE for an acquisition cost, calculated after deducting the value of land and seismic (C$3.2 million), of approximately C$12.25 per BOE of proven plus probable reserves.

Mustang Capital Partners Inc. acted as exclusive financial advisor to GEOCAN with respect to this transaction and has advised the GEOCAN Board of Directors that it expects it will be in a position, subject to a review of the final form of documents, to provide an opinion that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to GEOCAN shareholders. Haywood Securities Inc. acted as exclusive financial advisor to Assure, and has advised the Assure Board of Directors that it expects it will be in a position, subject to a review of the final form of documents, to provide an opinion that the consideration received pursuant to the Arrangement is fair, from a financial point of view, to Assure shareholders.

GEOCAN and Assure are Calgary, Alberta, Canada based crude oil and natural gas exploration, development, and production companies.

This transaction is subject to all required shareholder and court approvals and to all regulatory approvals, including approval by the TSX.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Wayne Wadley                            Harvey Lalach
President & Chief Executive Officer     President & Chief Executive Officer
GEOCAN Energy Inc.                      Assure Energy, Inc.

Telephone: (403) 261-3851               Telephone: (403) 266-9519

Forward Looking And Other Cautionary Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, including but not limited to, the United States. The GEOCAN common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of GEOCAN's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of GEOCAN. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause GEOCAN's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in GEOCAN's filings with the Canadian securities authorities. Accordingly, holders of GEOCAN shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. GEOCAN disclaims any responsibility to update these forward-looking statements.

BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.